Filed Pursuant to Rule 424(b)(3)
Registration No. 333-113759

Prospectus Supplement No. 5
(to Prospectus dated March 31, 2004,
as supplemented by
Prospectus Supplement No. 1 dated May 11, 2004, Prospectus Supplement No. 2 dated May 26, 2004, Prospectus Supplement No. 3 dated June 18, 2004 and
Prospectus Supplement No. 4 dated August 12, 2004)

          This Prospectus Supplement No. 5 supplements and amends the Prospectus dated March 31, 2004, as amended and supplemented by Prospectus Supplement No. 1 thereto dated May 11, 2004, Prospectus Supplement No. 2 thereto dated May 26, 2004, Prospectus Supplement No. 3 thereto dated June 18, 2004 and Prospectus Supplement No. 4 thereto dated August 12, 2004 (as so amended and supplemented, the “Prospectus”), relating to the resale of shares of common stock, par value $.01 per share, of Verso Technologies, Inc. You should read this Prospectus Supplement No. 5 in conjunction with the Prospectus.

          Attached hereto and incorporated by reference herein is Verso’s (i) Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on November 9, 2004; (ii) Current Report on Form 8-K filed with the SEC on November 9, 2004; and (iii) Current Report on Form 8-K filed with the SEC on November 10, 2004. This Prospectus Supplement No. 5 should be read in conjunction with, and delivered with, the Prospectus and is qualified by reference to the Prospectus except to the extent that the information in this Prospectus Supplement No. 5 supersedes the information contained in the Prospectus.

          The Prospectus, together with this Prospectus Supplement No. 5, constitutes the prospectus required to be delivered by Section 5(b) of the Securities Act of 1933, as amended, with respect to the offers and sales of the Verso common stock offered hereby.

          The Verso common stock is listed on the Nasdaq SmallCap Market under the symbol “VRSO.” The last reported sale price of the Verso common stock as reported on the Nasdaq SmallCap Market on November 9, 2004 was $0.56.

          See the section of the Prospectus titled “Risk Factors” for certain factors relating to an investment in the shares of Verso common stock offered hereby.

          Neither the Securities and Exchange Commission nor any other state securities commission has approved or disapproved of the Verso common stock offered hereby or passed upon the adequacy or accuracy of the Prospectus or this Prospectus Supplement No. 5. Any representation to the contrary is a criminal offense.

          The date of this Prospectus Supplement No. 5 is November 18, 2004.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10-Q

[X] QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended September 30, 2004

                               [  ] TRANSITION REPORT UNDER SECTION 13 OR 15(d)

OF THE EXCHANGE ACT

For the transition period from                      to

Commission file number 0-22190

VERSO TECHNOLOGIES, INC.

(Exact Name of Registrant as Specified in its Charter)

MINNESOTA (State or Other Jurisdiction of Incorporation or Organization)	41-1484525 (I.R.S. Employer Identification No.)

400 Galleria Parkway, Suite 300, Atlanta, GA 30339
(Address of Principal Executive Offices)

(678) 589-3500
(Registrant’s Telephone Number, Including Area Code)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [  ].

Indicated by check mark whether registrant is an accelerated filer (as defined in Rule 12b-2 of the Exchange Act) Yes [X] No [  ].

Shares of the registrant’s common stock, par value $.01 per share, outstanding as of November 9, 2004: 133,104,056.

VERSO TECHNOLOGIES, INC.
FORM 10-Q

VERSO TECHNOLOGIES, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)

	September 30,	December 31,
	2004	2003
	(Unaudited)
ASSETS:
Current assets:
Cash and cash equivalents	$10,865	$7,654
Restricted cash	—	2,290
Accounts receivable, net of allowance for doubtful accounts of $1,294 and $1,995, respectively	7,834	13,620
Inventories	8,914	8,727
Other current assets	1,487	1,003

Total current assets	29,100	33,294
Property and equipment, net of accumulated depreciation and amortization of $8,787 and $6,277, respectively	5,365	5,749
Investment	554	673
Other intangibles, net of accumulated amortization of $3,793 and $2,145, respectively	5,660	7,308
Goodwill	15,998	16,228

Total assets	$56,677	$63,252

LIABILITIES AND SHAREHOLDERS’ EQUITY:
Current liabilities:
Accounts payable	$2,521	$4,418
Accrued compensation	1,956	1,564
Accrued expenses	3,022	3,007
Current portion of notes payable	—	347
Current portion of accrued costs of MCK acquisition	434	4,464
Current portion of liabilities of discontinued operations	759	1,039
Unearned revenue and customer deposits	5,287	5,718

Total current liabilities	13,979	20,557
Liabilities of discontinued operations, net of current portion	744	834
Other long-term liabilities	1,262	1,637
Notes payable, net of current portion	2,696	2,652
Convertible subordinated debentures	4,185	3,979

Total liabilities	22,866	29,659

Shareholders’ equity:
Preferred stock, no par value, 1,000,000 shares authorized; 780,000 shares issued and none outstanding	—	—
Common stock, $.01 par value, 200,000,000 shares authorized; 133,104,056 and 122,781,117 shares issued and outstanding	1,331	1,228
Additional paid-in capital	322,926	306,293
Stock payable	94	130
Accumulated deficit	(290,482)	(273,144)
Deferred compensation	(97)	(1,012)
Accumulated other comprehensive income (loss) - foreign currency translation	39	98

Total shareholders’ equity	33,811	33,593

Total liabilities and shareholders’ equity	$56,677	$63,252

The accompanying notes are an integral part of these condensed consolidated financial statements.

VERSO TECHNOLOGIES, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except share data)
(Unaudited)

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2004	2003	2004	2003
Revenue:
Products	$6,207	$9,573	$22,927	$26,697
Services	5,039	5,741	16,216	17,473

Total revenue	11,246	15,314	39,143	44,170

Cost of revenue:
Products:
Product costs	3,378	3,671	10,385	10,198
Amortization of intangibles	351	203	1,243	508

Total cost of product	3,729	3,874	11,628	10,706
Services	3,027	2,686	9,376	7,910

Total cost of revenue	6,756	6,560	21,004	18,616

Gross profit:
Products	2,478	5,699	11,299	15,991
Services	2,012	3,055	6,840	9,563

Total gross profit	4,490	8,754	18,139	25,554

Operating expenses:
General and administrative	3,982	2,897	11,266	10,146
Sales and marketing	3,500	2,402	10,287	6,493
Research and development	3,034	2,382	8,919	6,661
Depreciation and amortization of property and equipment	831	867	2,420	2,062
Amortization of intangibles	135	60	405	180
Amortization of deferred compensation, related to sales, general and administrative	90	194	346	587
Write-down of goodwill	—	10,930	—	10,930
Reorganization costs	—	93	584	207
Reorganization costs - stock related	—	139	570	219

Total operating expenses	11,572	19,964	34,797	37,485

Operating (loss) income	(7,082)	(11,210)	(16,658)	(11,931)

Other income (expense), net:
Other income	72	—	224	18
Equity in loss of investment	(56)	(9)	(119)	(61)
Interest expense, net	(255)	(388)	(785)	(1,149)

	(239)	(397)	(680)	(1,192)

Loss before income taxes	(7,321)	(11,607)	(17,338)	(13,123)
Income taxes	—	—	—	—

Net loss	$(7,321)	$(11,607)	$(17,338)	$(13,123)

Net loss per common share - basic and diluted	$(0.05)	$(0.12)	$(0.13)	$(0.14)

Weighted average shares outstanding - basic and diluted	133,113,337	96,507,282	130,994,763	92,361,308

The accompanying notes are an integral part of these condensed consolidated financial statements.

VERSO TECHNOLOGIES, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands, except share data)
(Unaudited)

	For the nine months ended
	September 30,
	2004	2003
Operating Activities:
Continuing operations:
Net loss	$(17,338)	$(13,123)
Adjustments to reconcile net loss to net cash (used in) provided by continuing operating activities:
Equity in loss of investment	119	61
Depreciation and amortization of property and equipment	2,420	2,062
Amortization of intangibles	1,648	688
Amortization of deferred compensation	346	587
Write-down of goodwill	—	10,930
Provision for doubtful accounts	651	1,573
Amortization of loan fees and discount on convertible subordinated debentures	400	415
Reorganization costs-stock related	570	—
Other	54	(112)
Changes in current operating assets and liabilities, net of effects of acquisitions:
Accounts receivable	5,265	(3,709)
Inventories	(187)	2,547
Other current assets	(631)	(155)
Accounts payable	(1,897)	708
Accrued compensation	392	552
Accrued expenses	(227)	(2,591)
Unearned revenue and customer deposits	(431)	316

Net cash (used in) provided by continuing operating activities	(8,846)	749
Discontinued operations - payments of discontinued operations liabilities	(370)	(710)

Net cash (used in) provided by operating activities	(9,216)	39

Investing Activities:
Purchases of property and equipment	(2,047)	(977)
Purchased software development	—	(481)
Decrease in restricted cash	2,290	—
Payment of assumed liabilities and costs of acquisition of MCK Communications, Inc.	(4,063)	9,915
Acquisition of certain assets of Clarent Corporation, net of cash acquired	—	(1,122)

Net cash (used in) provided by investing activities	(3,820)	7,335

Financing Activities:
Net repayments under line of credit	—	(800)
Payments of notes payable	(350)	(2,550)
Shareholder note repayments	—	1,771
Proceeds from private placement, net	16,474	—
Proceeds from issuances of common stock in connection with the exercise of options, net	128	2,744

Net cash provided by financing activities	16,252	1,165

Effect of exchange rate changes on cash	(5)	(52)

Increase (decrease) in cash and cash equivalents	3,211	8,487
Cash and cash equivalents at beginning of period	7,654	1,294

Cash and cash equivalents at end of period	$10,865	$9,781

Supplemental disclosure of cash flow information:
Cash payments (receipts) during the periods for:
Interest	$272	$611

Income taxes	$(80)	$136

Non-cash investing and financing activities
Common stock consideration for acquisitions:
MCK Communications, Inc. - issuance of 18,278,423 shares of common stock	$—	$24,130
Compensatory options fully-vested and/or extended in reorganization	$570	$264
Issuance of common stock in litigation settlement	—	264
Issuance of warrants in exchange for services	—	119
Issuance of common stock in exchange for services	133	—
Assets acquired and liabilities assumed in conjunction with business acquisitions:
Fair value of assets acquired, excluding cash and restricted cash	—	10,966
Liabilities assumed	—	986
Notes payable for acquisition of certain assets of Clarent Corporation	$—	$9,800

The accompanying notes are an integral part of these condensed consolidated financial statements.

VERSO TECHNOLOGIES, INC AND SUBSIDIARIES.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2004

(Unaudited)

1.	BASIS OF PRESENTATION

Verso Technologies, Inc. and subsidiaries (the “Company”), is a communications technology and solutions provider for communications service providers and enterprises seeking to implement application-based telephony services, Internet usage management tools and outsourced customer support services. The Company’s operations include three separate business segments, the Carrier Solutions Group, which includes the Company’s Clarent softswitching division and the Company’s subsidiary NACT Telecommunications, Inc. (“NACT”), the Enterprise Solutions Group, which includes the Company’s Clarent Netperformer division and the Company’s subsidiaries Telemate.Net Software, Inc. (“Telemate.Net”) and MCK Communications, Inc. (“MCK”) and the Advanced Applications Services Group, which includes the Company’s technical applications support group which was previously included as part of the Enterprise Solutions Group. The Carrier Solutions Group includes domestic and international sales of hardware and software, integration, applications and technical training and support. The Enterprise Solutions Group offers hardware-based solutions (which include software) for companies seeking to build private, packet-based voice and data networks. Additionally, the Enterprise Solutions Group offers software-based solutions for Internet access and usage management that include call accounting and usage reporting for Internet protocol network devices. The Advanced Applications Services Group includes outsourced technical application services and application installation and training services to outside customers, as well as customers of the Company’s Carrier Solution Group and Enterprise Solution Group segments. The Company acquired MCK in September 2003 and substantially all the business assets of Clarent Corporation (“Clarent”) in February 2003. These acquisitions were both accounted for as purchases (see Note 2).

The condensed consolidated financial statements include the accounts of Verso Technologies, Inc. and its wholly-owned subsidiaries, MCK, Telemate.Net, NACT, and Clarent Canada Ltd.

Certain prior year amounts in the consolidated financial statements have been reclassified to conform with the current year presentation. These reclassifications had no effect on previously reported net loss.

The condensed consolidated quarterly financial statements are unaudited. These statements include all adjustments, including recurring adjustments, considered necessary by management to present a fair statement of the results of the Company’s operations, financial position and cash flows. The results reported in these condensed consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for the entire year.

The year-end condensed consolidated balance sheet was derived from audited consolidated financial statements. The accompanying condensed consolidated unaudited quarterly financial statements are presented in accordance with the rules and regulations of the Securities and Exchange Commission (“SEC”) and do not include all disclosures normally required by accounting principles generally accepted in the United States of America. For further information, refer to the audited consolidated financial statements and footnotes thereto included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2003.

2.	MERGERS AND ACQUISITIONS

MCK Communications, Inc.

On September 26, 2003, to increase capital and to enhance the Company’s ability to provide technology that allows enterprises the ability to migrate to next-generation environments, the Company acquired all of the outstanding capital stock of MCK by means of a merger. The acquisition cost was approximately $25.0 million, consisting of 18,278,423 shares of the Company’s common stock with a fair value of $24.1 million and acquisition costs of approximately $900,000.

VERSO TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

September 30, 2004

(Unaudited)

2.	MERGERS AND ACQUISITIONS, Continued

MCK Communications, Inc. — Continued

The acquisition was treated as a purchase for accounting purposes, and accordingly, the assets and liabilities were recorded at their fair value at the date of the acquisition.

The Company prepared an allocation of the purchase price based on the estimated fair values of the acquired assets and liabilities. The Company anticipates the fair value assessments and allocation of the purchase price to be finalized in 2004. Intangible assets relating to channels of distribution, strategic licenses and current technology total $3.6 million and are being amortized over three years.

In April 2003, the Company negotiated the original agreement to acquire MCK in which the MCK stockholders would be entitled to receive approximately 20.0 million shares of the Company’s common stock which was valued at $13.0 million, based on the volume weighted average closing price per share of the Company’s common stock as reported on the Nasdaq SmallCap Market for the twenty trading day period beginning March 19, 2003 and ending April 15, 2003. As part of the original agreement, the Company was to receive $7.5 million in cash. The terms of the agreement were amended on June 13, 2003. Under the amended terms, MCK stockholders were entitled to receive approximately 18.3 million shares of the Company’s common stock and the cash MCK was required to have at the closing of the merger was reduced from $7.5 million to approximately $6.4 million. Although the number of shares of the Company’s common stock to be issued in the merger was reduced by the amendment, the amendment changed the measurement date for valuing such shares. As a result of the increase in the price of the Company’s common stock prior to June 13, 2003, the revised valuation for the shares of the Company’s common stock to be issued in the merger increased to $24.1 million. As a result of this increase in value, the goodwill recorded in the merger was impaired upon closing the merger. The Company completed an impairment analysis in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”). Based upon this analysis, the Company recorded a write-off of approximately $10.9 million during the quarter ended September 30, 2003.

Clarent Corporation

On February 12, 2003, to enhance the Company’s position in the next-generation networking and technology market, the Company acquired substantially all the business assets and certain related liabilities of Clarent. The purchase consideration was approximately $10.8 million, consisting of $9.3 million in discounted seller notes issued by the Company and acquisition costs of approximately $1.5 million. At the closing of the acquisition, the Company issued three promissory notes to Clarent: a $5.0 million secured note due February 13, 2004, which bore interest at 10% per annum and a $1.8 million non-interest bearing unsecured note due February 13, 2004, which was discounted at 6.25% per annum, both of which were paid in full at September 30, 2004; and a $3.0 million secured note due February 12, 2008, which bears interest at 5% per annum, discounted at 7.5% per annum. The unamortized discount totaled approximately $304,000 at September 30, 2004. The assets the Company purchased from Clarent secure the secured notes.

The acquisition was treated as a purchase for accounting purposes, and accordingly, the assets and liabilities were recorded at their fair value at the date of the acquisition. Gross intangible assets acquired totaling $821,000 primarily consist of current technology and are being amortized over three years.

VERSO TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

September 30, 2004

(Unaudited)

2.	MERGERS AND ACQUISITIONS, Continued

Clarent Corporation — Continued

The preliminary allocations of the costs of acquisitions of MCK and the net assets of Clarent, as adjusted, are as follows (in thousands):

	MCK	Clarent
Cash	$10,575	$571
Restricted cash	2,015	115
Accounts receivable	1,175	2,717
Inventories	423	5,465
Other current assets	453	613
Property and equipment	365	1,650
Other intangibles	3,600	821
Goodwill (1)	14,243	—
Accounts payable	(508)	(103)
Accrued compensation	(195)	(198)
Current portion of accrued costs of MCK purchase	(5,810)	—
Accrued expenses	(782)	(331)
Deferred revenue	(524)	(480)

Cost of acquisition	$25,030	$10,840

(1)	Prior to MCK goodwill write-down of $10.9 million

Pro Forma Effect of MCK and Clarent Transactions

The results of MCK have been included in the Company’s consolidated results beginning October 1, 2003 and the results of Clarent have been included in the Company’s consolidated results subsequent to February 12, 2003. The write-down of goodwill in 2003 for MCK of $10.9 million is included in the results for the quarter ended and nine months ended September 30, 2003. The following unaudited pro forma information presents the results of continuing operations of the Company for the three months and nine months ended September 30, 2003, as if the acquisition of MCK and Clarent had taken place on January 1, 2003, (in thousands, except per share amounts):

	September 30, 2003
	Three months	Nine months
	ended	ended
Revenues	$18,366	$54,997
Net loss	$(16,390)	$(24,582)
Net loss per common share — basic and diluted	$(0.14)	$(0.22)
Weighted average shares outstanding - basic and diluted	113,778,392	110,304,933

VERSO TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

September 30, 2004

(Unaudited)

3.	EQUITY INVESTMENT

On October 1, 2002, the Company acquired a 51% interest in Shanghai BeTrue Infotech Co., Ltd. (“BeTrue”). The remaining 49% interest in BeTrue is owned by Shanghai Tangsheng Investments & Development Co. Ltd (“Shanghai Tangsheng”). The joint venture provides the Company with an immediate distribution channel into the China and Asia-Pacific region for the Company’s application-based voice over Internet protocol (“VoIP”) gateway solutions, billing systems, value-added applications and web filtering solutions. Due to the shared decision making between the Company and Shanghai Tangsheng, the results of BeTrue are treated as an equity investment rather than being consolidated. The Company determined that, since BeTrue was a business, BeTrue did not fall under the scope of the Financial Accounting Standards Board Interpretation No. 46, “Consolidation of Variable Interest Entities” and there was no impact on the Company’s financial position or results of operations.

The Company purchased the 51% interest in BeTrue for $100,000 from NeTrue Communications, Inc., Shanghai Tangsheng’s former joint venture partner. The Company also contributed to the joint venture certain next-generation communication equipment and software valued at approximately $236,000 and cash in the amount of $100,000.

Summarized financial information reported by this affiliate for the three and nine months ended September 30, 2004 and 2003 (in thousands) are as follows:

	Three months ended		Nine months ended
	September 30,		September 30,
	2004	2003	2004	2003
Operating results:
Revenues	$—	$152	$534	$812

Operating loss	$(110)	$(18)	$(233)	$(134)

Net loss	$(110)	$(18)	$(233)	$(121)

VERSO TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

September 30, 2004

(Unaudited)

4.	DISCONTINUED OPERATIONS

Following the acquisition of NACT in July 2001, the Company determined that its value added reseller business and associated consulting practice (“legacy VAR business”) was not strategic to the Company’s ongoing objectives and discontinued capital and human resource investment in its legacy VAR business. Accordingly, the Company elected to report its legacy VAR business as discontinued operations by early adoption of SFAS No. 144, “Accounting for the Impairment of Disposal of Long-Lived Assets” (“SFAS No. 144”). There were no results of discontinued operations for the three and nine months ended September 30, 2004 and 2003, respectively.

The liabilities of discontinued operations included in the accompanying condensed consolidated balance sheet (in thousands) are as follows:

	September 30,	December 31,
	2004	2003
Accrued restructuring costs	$1,242	$1,472
Other current liabilities	261	401

Liabilities of discontinued operations	$1,503	$1,873

Accrued restructuring costs relate primarily to several leases for buildings and equipment that are no longer being utilized in continuing operations. The accrual is for all remaining payments due on these leases, less estimated amounts to be paid by any sublessors. The accrual for one of the leases with total payments remaining through January 31, 2010 of $2.1 million is offset by sublease receipts totaling approximately $970,000 through the end of the Company’s lease term and assumes an amount of $240,000 for the extension of one of the subleases through the end of the Company’s lease term.

The activity in the restructuring accrual for discontinued operations was as follows:

	Three months ended		Nine months ended
	September 30,		September 30,
	2004	2003	2004	2003
Balance beginning of period	$1,609	$2,342	$1,873	$3,131
Lease payments, net of sublease receipts	(80)	(119)	(247)	(583)
Other payments	(26)	(66)	(123)	(391)

Balance end of period	$1,503	$2,157	$1,503	$2,157

VERSO TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

September 30, 2004

(Unaudited)

5.	INVENTORIES

Inventories consist primarily of purchased electronic components, and are stated at the lower of cost or market. Cost is determined by using the first-in, first-out method.

Inventories as of September 30, 2004 and December 31, 2003, are comprised of the following (in thousands):

	September 30,	December 31,
	2004	2003
Raw materials	$5,980	$5,610
Work in process	280	1,028
Finished goods	2,654	2,089

Total inventories	$8,914	$8,727

6.	GOODWILL AND OTHER INTANGIBLES

Intangible assets represent the excess of cost over the fair value of net tangible assets acquired and identified other intangible assets, which consist of purchased software development, channels of distribution, strategic licenses, current technology and customer relationship. Purchased software development is amortized on a straight-line basis over an estimated useful life of three years once the projects are placed in service. The channels of distribution, strategic licenses and current technology are amortized on a straight-line basis over their estimated useful life of three years. The customer relationship is amortized on a straight-line basis over its estimated useful life of ten years. Goodwill associated with acquisitions is not being amortized in accordance with SFAS No. 142.

Goodwill and other intangible assets consist of the following (in thousands):

		September 30,	December 31,
	Amortization Period in months	2004	2003
Intangibles subject to amortization:
Purchased software development	36 months	$2,629	$2,629
Channels of distribution	36 months	900	900
Strategic licenses	36 months	1,800	1,800
Current technology	36 months	1,721	1,721
Customer relationship	120 months	2,403	2,403

Weighted average months	57 months	9,453	9,453

Accumulated amortization:
Purchased software development		(1,801)	(1,438)
Channels of distribution		(300)	(75)
Strategic licenses		(600)	(150)
Current technology		(672)	(242)
Customer relationship		(420)	(240)

Net intangibles subject to amortization		5,660	7,308
Goodwill		15,998	16,228

Total goodwill and other intangibles		$21,658	$23,536

VERSO TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

September 30, 2004

(Unaudited)

7.	LOAN FACILITY WITH SILICON VALLEY BANK

In February 2003, the Company amended its original credit agreement (the “Original Credit Agreement”) with its primary lender, Silicon Valley Bank (“Silicon”), to increase the Company’s credit line with Silicon from $5.0 million to $10.0 million, subject to borrowing availability. The Company also entered into certain additional arrangements with Silicon including an export-import (“EX-IM”) facility that will provide for working capital based on the Company’s international accounts receivable and inventory related to export sales. The Company and Silicon further amended the credit facility in connection with the acquisition of MCK and the acquisition of substantially all of the business assets along with certain related liabilities of Clarent (as amended, the “Amended Credit Agreement”). The Company’s borrowings under the Amended Credit Agreement are secured by substantially all of the assets of the Company. Interest on borrowings under the Amended Credit Agreement is computed at 2.0% above Silicon’s Base Rate, with a minimum Base Rate of 4.25% (6.75% at September 30, 2004). The Amended Credit Agreement provides for up to $2.5 million in letters of credit. Advances are limited by a formula based on eligible receivables, inventories, certain cash balances, outstanding letters of credit and certain subjective limitations. The Amended Credit Agreement included a loan fee of $170,000 and .375% per annum on unused available borrowings. In February 2004, the Company and Silicon further amended the credit facility. Under the terms of the Amended Credit Agreement, the Company must maintain a minimum tangible net worth covenant, computed monthly, and may not declare dividends or incur any additional indebtedness without the consent of Silicon, and must comply with other financial covenants, as defined in the Amended Credit Agreement. Interest payments are due monthly, and the Amended Credit Agreement originally expired in August 2004, but at the Company’s request, Silicon further amended the credit facility to extend the term to January 2005. The Company paid an amendment fee of $51,000 which is being amortized to interest expense over the term of the amendment. The Company requested this extension versus a renewal to give the Company time to determine how best to size its line of credit to cover its expected borrowing base in 2005 and give the Company maximum financing flexibility. In addition, the Company was not in compliance with the minimum tangible net worth covenant as of September 30, 2004, and Silicon waived such non-compliance and amended the covenants to eliminate the minimum tangible net worth covenant and add a minimum cash and excess availability covenant.

Pursuant to the loan commitment letter with Silicon, on February 12, 2003, the Company issued to Silicon a warrant to purchase 350,000 shares of the Company’s common stock at an exercise price of $0.44 per share. The fair value of the warrant issued totaled approximately $119,000, using the Black-Scholes option pricing method based on the following weighted-average assumptions: expected volatility – 104%; expected life – five years; risk-free interest rate – 3.0%; and expected dividend yield – 0%. The loan fees and fair value of the warrants issued are being amortized to interest expense over the term of the Amended Credit Agreement.

The Company had no borrowings under the Amended Credit Agreement as of September 30, 2004. The availability under the Amended Credit Agreement at September 30, 2004 was $6.5 million. The Company has outstanding letters of credit in the amount of $1.6 million at September 30, 2004, which reduces borrowing capacity under the Amended Credit Agreement.

8.	OTHER COMPREHENSIVE LOSS

Comprehensive loss for the three and nine months ended September 30, 2004 and 2003 is shown in the following table (in thousands):

	Three months ended September 30,		Nine months ended September 30,
	2004	2003	2004	2003
Net loss	$(7,321)	$(11,607)	$(17,338)	$(13,123)
Other comprehensive loss:
Foreign currency translation	52	(36)	(59)	(63)

Comprehensive loss	$(7,269)	$(11,643)	$(17,397)	$(13,186)

VERSO TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

September 30, 2004

(Unaudited)

9.	SEGMENT INFORMATION

The Company reports information for three segments, the Carrier Solutions Group, the Enterprise Solutions Group and the Advanced Applications Services Group. Previously the Company reported two segments, the Carrier Solutions Group and the Enterprise Solutions Group. In 2004, the Company changed its internal reporting and decision-making for the Enterprise Solutions Group and segregated the activity of the Advanced Applications Services Group. Management evaluates the business segment performance based on contributions before unallocated items. Inter-segment sales and transfers are not significant.

Carrier Solutions Group:

The Company’s Carrier Solutions Group consists of the operations of the Company’s Clarent softswitching division and the Company’s subsidiary, NACT. The Company’s Carrier Solutions Group includes hardware and software, integration, applications and technical training and support.

Enterprise Solutions Group:

The Company’s Enterprise Solutions Group consists of the operations of the Company’s Clarent Netperformer division, the Company’s subsidiary Telemate.Net and the Company’s subsidiary MCK. The Enterprise Solutions Group offers hardware-based solutions (which include software) for companies seeking to build private, packet-based voice and data networks. Additionally, the Enterprise Group offers software-based solutions for Internet access and usage management that include call accounting and usage reporting for Internet protocol network devices, as well as customer support.

Advanced Applications Services Group:

The Company’s Advanced Applications Services Group, consists of the Company’s technical applications support group which was previously included as part of the Enterprise Solutions Group, and includes outsourced technical application services and application installation and training services to outside customers, as well as customers of the Company’s Carrier Solution Group and Enterprise Solutions Group segments.

VERSO TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

September 30, 2004

(Unaudited)

9.	SEGMENT INFORMATION, Continued

Summarized financial information concerning the Company’s reportable segments is shown in the following table (in thousands):

	Carrier	Enterprise	Applications
	Solutions	Solutions	Services
	Group	Group	Group	Total
For the Three Months Ended September 30, 2004
Revenue	$3,879	$4,541	$2,826	$11,246
Contribution before unallocated items	(1,432)	866	657	91
For the Three Months Ended September 30, 2003
Revenue	$7,575	$4,468	$3,271	$15,314
Contribution before unallocated items	979	2,574	1,407	4,960
At September 30, 2004
Goodwill	$10,170	$4,375	$1,453	$15,998
Total Assets	22,354	14,574	4,203	41,131
At December 31, 2003
Goodwill	$10,170	$4,605	$1,453	$16,228
Total Assets	28,279	16,545	4,382	49,206

The following table reconciles the contribution before unallocated items to the loss before income taxes (in thousands):

	Three Months Ended
	September 30,
	2004	2003
Contribution before unallocated items, per above	$91	$4,960
Corporate general and administrative expenses	(2,462)	(1,485)
Sales and marketing	(3,500)	(2,402)
Corporate research and development	(155)	—
Depreciation and amortization of property and equipment	(831)	(867)
Amortization of intangibles	(135)	(60)
Amortization of deferred compensation, related to sales, general and administrative	(90)	(194)
Write-down of goodwill	—	(10,930)
Reorganization costs	—	(93)
Reorganization costs-stock related	—	(139)
Other	(239)	(397)

Loss before income taxes	$(7,321)	$(11,607)

VERSO TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

September 30, 2004

(Unaudited)

9.	SEGMENT INFORMATION, Continued

	Carrier	Enterprise	Applications
	Solutions	Solutions	Services
	Group	Group	Group	Total
For the Nine Months Ended September 30, 2004
Revenue	$16,082	$13,808	$9,253	$39,143
Contribution before unallocated items	(74)	2,468	2,458	4,852
For the Nine Months Ended September 30, 2003
Revenue	$23,427	$11,108	$9,635	$44,170
Contribution before unallocated items	4,509	5,297	4,029	13,835

The following table reconciles the contribution before unallocated items to the loss before income taxes (in thousands):

	Nine Months Ended
	September 30,
	2004	2003
Contribution before unallocated items, per above	$4,852	$13,835
Corporate general and administrative expenses	(6,588)	(5,088)
Sales and marketing	(10,287)	(6,493)
Corporate research and development	(310)	—
Depreciation and amortization of property and equipment	(2,420)	(2,062)
Amortization of intangibles	(405)	(180)
Amortization of deferred compensation, related to sales, general and administrative	(346)	(587)
Write-down of goodwill	—	(10,930)
Reorganization costs	(584)	(207)
Reorganization costs-stock related	(570)	(219)
Other	(680)	(1,192)

Loss before income taxes	$(17,338)	$(13,123)

VERSO TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

September 30, 2004

(Unaudited)

9.	SEGMENT INFORMATION, Continued

The following table reconciles the segment total assets to the Company’s total assets:

	September 30,	December 31,
	2004	2003
Total assets before unallocated items, per above	$41,131	$49,206
Corporate assets:
Cash and cash equivalents	10,801	7,654
Restricted cash	—	2,290
Other current assets	743	144
Property and equipment, net	3,448	3,285
Investment	554	673

	$56,677	$63,252

The Company conducts research and development in Canada. International sales of the Company’s products and services originate only from the United States. The geographic distribution of the Company’s revenues and contribution before unallocated items (in thousands) are as follows:

	Canada	United States	Total
For the Three Months Ended September 30, 2004
Revenue	$—	$11,246	$11,246
Contribution before unallocated items	(1,242)	1,333	91
For the Three Months Ended September 30, 2003
Revenue	$—	$15,314	$15,314
Contribution before unallocated items	(745)	5,705	4,960
For the Nine Months Ended September 30, 2004
Revenue	$—	$39,143	$39,143
Contribution before unallocated items	(3,998)	8,850	4,852
For the Nine Months Ended September 30, 2003
Revenue	$—	$44,170	$44,170
Contribution before unallocated items	(2,113)	15,948	13,835
At September 30, 2004
Total assets	$1,053	$55,624	$56,677
At December 31, 2003
Total assets	$1,514	$61,738	$63,252

VERSO TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

September 30, 2004

(Unaudited)

10.	REORGANIZATION COSTS

In the first quarter of 2004, the Company terminated a senior executive. As a result of this action, the Company recorded reorganization costs of $1.2 million during the nine months ended September 30, 2004. The reorganization costs consist of severance costs of $584,000 and non-cash stock compensation of $570,000 related to the write-off of unamortized deferred compensation.

In the first and third quarters of 2003, the Company initiated a reorganization to accommodate the acquisition of the assets of Clarent and made an effort to consolidate functions and improve operational efficiencies and eliminated 25 positions held by employees. As a result of these actions, the Company recorded reorganization costs of $232,000 and $426,000, respectively during the three and nine months ended September 30, 2003. The reorganization costs consist of severance costs of $93,000 and $207,000, respectively, and non-cash stock compensation of $139,000 and 219,000, respectively, for the three and nine months ended September 30, 2003.

11.	PRIVATE PLACEMENT

On February 24, 2004, the Company completed a private placement of securities pursuant to which it issued 9.8 million shares of its common stock and warrants to purchase 2.5 million shares of its common stock for an aggregate purchase price of $17.7 million, or $1.80 per share. The warrants issued in connection with the private placement are exercisable for a period of seven years at an exercise price of $2.30 per share. The Company received approximately $16.5 million, net of expenses, from the private placement of these securities.

12.	STOCK OPTIONS AND WARRANTS

The Company has a stock option plan for employees, board of directors, consultants, and other individual contributors to the Company. In addition, in connection with various financing and acquisition transactions, and for services provided to the Company, the Company has issued warrants to purchase the Company’s common stock. A summary of stock options and warrants outstanding at September 30, 2004 is as follows:

OPTIONS AND WARRANTS ISSUED TO EMPLOYEES

	Options and Warrants Outstanding		Options and Warrants Exercisable
Range of Exercise	Outstanding at	Weighted Average	Exercisable at	Weighted Average
Prices	September 30, 2004	Exercise Price	September 30, 2004	Exercise Price
$0.19-$0.50	3,342,552	$0.42	2,751,177	$0.42
$0.51-$1.00	741,432	$0.65	636,308	$0.64
$1.01-$1.50	1,408,349	$1.28	871,639	$1.32
$1.51-$2.13	1,012,230	$1.72	167,730	$1.76
$2.14-$2.14	4,573,619	$2.14	4,136,119	$2.14
$2.15-$3.05	290,815	$2.74	282,726	$2.75
$3.06-$4.00	1,745,859	$3.49	1,096,984	$3.46
$4.01-$5.00	1,374,935	$4.24	1,344,560	$4.24
$5.01-$18.00	683,075	$6.77	683,075	$6.77

Total	15,172,866	$2.15	11,970,318	$2.24

Options and warrants issued to employees generally terminate ten years from the date of grant. Termination dates on the options and warrants listed above range from October 1, 2004 to September 27, 2014.

VERSO TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

September 30, 2004

(Unaudited)

12.	STOCK OPTIONS AND WARRANTS, Continued

A summary of the status of stock options and warrants granted to employees as of September 30, 2004, and the changes during the nine months ended September 30, 2004 is presented below:

	Number of	Weighted
	Shares of	Average
	Underlying	Exercise
	Options	Prices
Outstanding at beginning of the period	14,727,764	$2.13
Granted	1,115,730	1.67
Exercised	(382,359)	0.54
Forfeited	(288,269)	1.39
Expired	—	—

Outstanding at end of period	15,172,866	$2.15

Exercisable at end of period	11,970,318	$2.24

A summary of warrants issued primarily in connection with financing is as follows:

	Number of	Weighted Average
Exercise Price	Outstanding Warrants	Exercise Price	Expiration Date
$0.01	37,532	$0.01	September 2005-October 2006
$1.50-$1.82	1,244,106	$1.63	August 2005-January 2006
$2.30-$3.09	2,462,861	$2.30	February 2005-February 2011
$3.80-$5.51	2,122,469	$4.98	July 2005-October 2006
$5.62-$5.65	4,534,839	$5.65	February 2005-September 2005
$6.00	150,000	$6.00	October 2006

Total	10,551,807	$4.25

All warrants are vested.

The exercise price and number of outstanding warrants for certain warrants previously issued have been adjusted according to their antidilution provisions.

VERSO TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

September 30, 2004

(Unaudited)

12.	STOCK OPTIONS AND WARRANTS, Continued

A summary of the status of warrants issued primarily in connection with financing as of September 30, 2004, and the changes during the nine months ended September 30, 2004 is presented below:

	Number of	Weighted
	Shares of	Average
	Underlying	Exercise
	Warrants	Prices
Outstanding at beginning of period	8,010,196	$4.90
Granted	2,457,525	2.30
Exercised	—	—
Expired	(25,000)	5.00
Effects of anti-dilutive provisions	109,086

Outstanding and exercisable at end of period	10,551,807	$4.25

If the Company had used the fair value-based method of accounting for its stock option and incentive plans and charged compensation cost against income, over the vesting period, based on the fair value of options at the date of grant, then the pro-forma net loss and net loss per common share would have been as follows (in thousands, except for per share amounts):

	Three months ended		Nine months ended
	September 30,		September 30,
	2004	2003	2004	2003
Net loss, as reported	$(7,321)	$(11,607)	$(17,338)	$(13,123)
Add: Stock-based compensation expense included in net loss	90	194	346	587
Less: Total stock-based employee compensation expense determined under fair value based method for all awards	(714)	(844)	(1,944)	(2,450)

Pro forma net loss	$(7,945)	$(12,257)	$(18,936)	$(14,986)

Net loss per common share
As reported	$(0.05)	$(0.12)	$(0.13)	$(0.14)
Pro forma	(0.06)	(0.13)	(0.14)	(0.16)

VERSO TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

September 30, 2004

(Unaudited)

13.	NET LOSS PER SHARE

Basic and diluted net loss per share are computed in accordance with SFAS No. 128, “Earnings Per Share,” using the weighted average number of common shares outstanding. The diluted net loss per share for the three and nine months ended September 30, 2004 does not include the effect of the common stock equivalents, calculated by the treasury stock method, as their impact would be antidilutive. Using the treasury stock method, common stock equivalents are as follows:

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2004	2003	2004	2003
Shares issuable under stock options	2,343,657	7,061,632	3,216,048	4,768,705
Shares issuable pursuant to warrants to purchase common stock	37,187	7,674,188	39,978	7,685,705

	2,380,844	14,735,820	3,256,026	12,454,410

14.	LITIGATION

          Except for the pending matters described in Note 17 to the Company’s audited consolidated financial statements included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2003, the Company is not a party to any material legal proceedings other than ordinary routine claims and proceedings incidental to its business, and the Company does not expect these ordinary routine claims and proceedings, either individually or in the aggregate, to have a material adverse effect on the Company. There have been no material developments regarding the pending matters described in Note 17 to the Company’s audited consolidated financial statements included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2003 during the nine months ended September 30, 2004.

ITEM 2: MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

          Certain statements in this Quarterly Report on Form 10-Q and in future filings by the Company with the SEC and in the Company’s written and oral statements that are not statements of historical facts are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. The words “believe,” “expect,” “anticipate,” “intend,” “will” and similar expressions are examples of words that identify forward-looking statements. Forward-looking statements include, without limitation, statements regarding our future financial position, business strategy and expected cost savings. These forward-looking statements are based on our current beliefs, as well as assumptions we have made based upon information currently available to us.

     Each forward-looking statement reflects our current view of future events and is subject to risks, uncertainties and other factors that could cause actual results to differ materially from any results expressed or implied by our forward-looking statements. Important factors that could cause actual results to differ materially from the results expressed or implied by any forward-looking statements include:

- the volatility of the price of the Company’s common stock;

- the Company’s ability to fund future growth;

- the Company’s ability to be profitable;

- the Company’s ability to attract and retain qualified personnel;

- general economic conditions of the telecommunications market;

- market demand for and market acceptance of the Company’s products;

- legal claims against the Company, including, but not limited to claims of patent infringement;

- the Company’s ability to protect the Company’s intellectual property;

- defects in the Company’s products;

- the Company’s obligation to indemnify certain customers;

- the Company’s exposure to risks inherent in international operations;

- the Company’s dependence on contract manufacturers and suppliers;

- the Company’s ability to integrate the operations of the businesses recently acquired by the Company;

- the Company’s dependence on a small number of customers for revenue with respect to certain of the Company’s products;

- the Company’s ability to develop and maintain relationships with key vendors;

- new regulation and legislation;

- general economic and business conditions; and

- other risks and uncertainties disclosed in the Company’s Annual Report on Form 10-K for the year ended December 31, 2003 and in the Company’s other filings with the SEC.

          All subsequent forward-looking statements relating to the matters described in this document and attributable to us or to persons acting on our behalf are expressly qualified in their entirety by such factors. We have no obligation to publicly update or revise these forward-looking statements to reflect new information, future events, or otherwise, except as required by applicable Federal securities laws, and we caution you not to place undue reliance on these forward-looking statements.

Overview

          Following the acquisition of NACT in 2001, the Company began selling products to the carrier market and focusing its strategic direction on developing and marketing next-generation communications products. The Company’s current business was built on acquisitions made by the Company by leveraging the economic downturn in the telecommunications area. In the second half of 2001, the Company acquired NACT and Telemate.Net; Telemate.Net products are sold to enterprise customers. Both of these companies sold products almost exclusively in domestic markets. In the first quarter of 2003, the Company acquired substantially all of the operating assets of Clarent, which provided the Company with patented VoIP technologies for both the carrier and enterprise markets (primarily serving international markets) and significantly increased the Company’s market share in the worldwide softswitch market. At the end of the third quarter of 2003, the Company acquired MCK and added MCK’s integrated access routers and distributed telephony devices products to the Company’s enterprise segment. For the nine months ended September 30, 2004, 76% of the Company’s consolidated revenues are attributable to the businesses acquired in these four acquisitions and 47% of the Company’s consolidated revenues are attributable to the businesses acquired by the Company in 2003.

          The Company’s strategy through 2003 was to add next-generation communications products to its suite of products through strategic acquisitions and to leverage these operations through cost reductions to enhance cash flow. With the acquisition of substantially all of the operating assets of Clarent, the Company enhanced its strategy to move growth toward international markets. International revenue increased to 33% of the Company’s consolidated revenues for the nine months ended September 30, 2004 versus 8% of the Company’s consolidated revenues for the full year 2002. As the acquisition of substantially all of the operating assets of Clarent was funded primarily by short-term seller financing, generating cash flow during 2003 was extremely important to the Company. As such, the Company leveraged its combined operations, reducing sales, general and administrative costs (as compared to costs prior to the acquisition), while preserving the research and development expenditures, which are necessary for the Company’s long-term growth and viability.

          Through 2003, the Company’s focus had been on completing strategic acquisitions, integrating these acquisitions and enhancing cash flow through cost containment, especially in the areas of sales and marketing. In 2004, the Company has significantly increased its expenditures for sales and marketing to focus on long-term sustainable revenue growth. In the first quarter of 2004, the Company completed a private placement and raised approximately $16.5 million, net of expenses, to fund the expanded sales and marketing programs. The Company expects that these additional expenditures will significantly increase the operating loss in 2004 as compared to 2003, excluding the write-down of goodwill in 2003.

General

          The Company is a communications technology and solutions provider for communications service providers and enterprises seeking to implement application-based telephony services, Internet usage management tools and outsourced customer support services. The Company’s continuing operations include three separate business segments, the Carrier Solutions Group, which includes the Company’s Clarent softswitching division and the Company’s subsidiary NACT, the Enterprise Solutions Group, which includes the Company’s Clarent Netperformer division and the Company’s subsidiaries Telemate.Net and MCK, and the Advanced Applications Services Group, which includes the Company’s technical application support group which was previously included as part of the Enterprise Solutions Group. The Carrier Solutions Group includes domestic and international sales of hardware and software, integration, applications and technical training and support. The Enterprise Solutions Group offers hardware-based solutions (which include software) for companies seeking to build private, packet-based voice and data networks. Additionally, the Enterprise Solutions Group offers software-based solutions for Internet access and usage management that include call accounting and usage reporting for Internet protocol network devices. The Advanced Applications Services Group includes customers of the Company’s Carrier Solution Group and Enterprise Solution Group segments, as well as outsourced technical application customers and includes application installation and training services. The Company acquired MCK in September 2003 and substantially all the business assets of Clarent in February 2003.

          The consolidated financial statements include the accounts of Verso Technologies, Inc. and its wholly-owned subsidiaries, MCK, Telemate.Net, NACT and Clarent Canada Ltd.

          The Company believes that the foregoing events significantly affect the comparability of the Company’s results of operations from year to year. You should read the following discussion of the Company’s results of operations and financial condition in conjunction with the Company’s audited consolidated financial statements and notes thereto included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2003.

Results of Operations

Three Months Ended September 30, 2004, compared to Three Months Ended September 30, 2003

          For the three months ended September 30, 2004, the Company’s net loss totaled $7.3 million, or $.05 per share, compared with a net loss of $11.6 million, or $.12 per share, for the same period in 2003. The 2003 results include a write-down of goodwill of $10.9 million or $.11 per share.

          Total revenue was $11.2 million in the three months ended September 30, 2004, reflecting a 27% decrease from the same period in 2003. Products revenue decreased from $9.6 million in the three months ended September 30, 2003, to $6.2 million in the three months ended September 30, 2004. In 2003, the Company began redirecting its focus for NACT products sales away from its historic market, primarily emerging domestic carriers (which market was consolidating), towards carriers in the international market. During the three months ended September 30, 2003, the Company’s Carrier Solutions Group had a large sale of software to two customers; this did not occur in the three months ended September 30, 2004. Services revenue was $5.0 million for the three months ended September 30, 2004, reflecting a 12% decrease from the same period in 2003. Gross profit was 40% of revenue in the three months ended September 30, 2004, compared with 57% of revenue for the same period in 2003. The decrease in gross profit dollars resulted primarily from the decrease in revenues. The decrease in gross profit percentage is due to a decline in revenues across all product lines in relation to fixed departmental costs (primarily personnel and related costs) related to the production and support departments and the increase in amortization of intangibles related to the MCK and Clarent acquisitions.

          Total operating expenses incurred for the three months ended September 30, 2004, were $11.6 million, a decrease of $8.4 million compared to the same period in 2003. The decrease is primarily attributable to the following items: the 2003 results included a write-down of goodwill of $10.9 million and reorganization costs of $232,000, decreases in depreciation expense of $36,000 and amortization of deferred compensation of $104,000 offset by increases in general and administrative expenses of $1.1 million, sales and marketing expenses of $1.1 million, research and development expenses of $652,000 and amortization of intangibles of $75,000.

          The increase in general and administrative expenses resulted from an increase in expenses related to the acquisition of MCK in September 2003 as well as an increase in professional fees related to the implementation of Section 404 of the Sarbanes-Oxley Act of 2002 during the nine months ended September 30, 2004.

          The increase in sales and marketing and research and development expenses resulted from the Company’s intention to expand its sales and marketing programs in 2004 and the addition of personnel and related costs related to the acquisition of MCK in September 2003.

          The decrease in depreciation expense is primarily related to fully depreciated assets offset by the increases related to the purchase of furniture and equipment of approximately $2.0 million and $504,000 during the first nine months of 2004 and the last three months of 2003, respectively. Capital expenditures are primarily depreciated on a straight-line basis over their estimated useful lives of three years.

          The increase in intangible amortization is related to the amortization of the channels of distribution related to the acquisition of MCK in September 2003.

          The $104,000 decrease in amortization of deferred compensation primarily related to the termination of certain options and full vesting of other options outstanding since the Company’s acquisitions of Telemate.Net in November 2001 and Cereus Technology Partners, Inc. (“Cereus”) in September 2000. The deferred compensation represents the intrinsic value of the Telemate.Net and Cereus unvested options outstanding at the date of the acquisitions of Telemate.Net and Cereus and is amortized over the remaining vesting period of the options.

          The write-down of goodwill relates to the acquisition of MCK. In April 2003, the Company negotiated the original agreement to purchase MCK in which the MCK stockholders would be entitled to receive approximately 20.0 million shares of the Company’s common stock which was valued at $13.0 million, based on the volume weighted average closing price per share of the Company’s common stock as reported on the Nasdaq SmallCap Market for the twenty trading day period beginning March 19, 2003 and ending April 15, 2003. As part of the original agreement, the Company was to receive $7.5 million in cash. The terms of the agreement were amended on June 13, 2003. Under the amended terms, MCK stockholders were entitled to receive approximately 18.3 million shares of the Company’s common stock and the cash MCK was required to have at the closing of the merger was reduced from $7.5 million to approximately $6.4 million. Although the number of shares of the Company’s common stock to be issued in the merger was reduced by the amendment, the amendment changed the measurement date for valuing such shares. As a result of the increase in the price of the Company’s common stock, prior to June 13, 2003, the revised valuation for the shares of the Company’s common stock to be issued in the merger increased to $24.1 million. As a result of this increase in value, the goodwill recorded in the merger was impaired upon closing the merger. The Company completed an impairment analysis in accordance with SFAS No. 142. Based upon this analysis, the Company recorded a write-off of approximately $10.9 million during the quarter ended September 30, 2003.

          In the third quarter of 2003, the Company initiated a reorganization as a part of its effort to consolidate functions and improve operational efficiencies and eliminated 11 employee positions. As a result of these actions, the Company recorded reorganization costs of $232,000 during the three months ended September 30, 2003. The reorganization costs consist of severance costs and non-cash stock compensation expense related primarily to the acceleration of vesting of options.

          As a percent of revenue, operating expenses were 103% during the three months ended September 30, 2004 as compared to 130% for the same period in 2003. Excluding the write-down of goodwill, operating expenses as a percent of revenue would have been 59% during the three months ended September 30, 2003.

          Other income was $72,000 during the three months ended September 30, 2004 compared with zero for the same period in 2003.

          Equity in loss of investment was $56,000 during the three months ended September 30, 2004, compared to $9,000 for the same period in 2003. This amount represents the Company’s portion of BeTrue’s income or losses. Due to the shared decision making between the Company and its equity partner, the results of BeTrue are treated as an equity investment rather than being consolidated.

          Net interest expense was $255,000 during the three months ended September 30, 2004, a decrease of $133,000 compared to the same period in 2003. The decrease was attributable to payments made on the Company’s notes payable for the acquisition of assets from Clarent.

Business Unit Performance

	Carrier		Enterprise		Advanced
	Solutions		Solutions		Applications
Dollars in thousands	Group		Group		Services Group		Consolidated
For the Three Months
Ended September 30,	2004	2003	2004	2003	2004	2003	2004	2003
Revenue	$3,879	$7,575	$4,541	$4,468	$2,826	$3,271	$11,246	$15,314

Gross profit	1,234	3,823	2,325	3,317	931	1,614	4,490	8,754
Gross margin	32%	50%	51%	74%	33%	49%	40%	57%
General and administrative	839	988	407	217	274	207	1,520	1,412
Research and development	1,827	1,856	1,052	526	—	—	2,879	2,382

Contribution before unallocated items	$(1,432)	$979	$866	$2,574	$657	$1,407	$91	$4,960

Unallocated items:
Corporate general and administrative							2,462	1,485
Sales and marketing							3,500	2,402
Corporate research and development							155	—
Depreciation and amortization of property and equipment							831	867
Amortization of intangibles							135	60
Amortization of deferred compensation, related to sales, general and administrative							90	194
Write-down of goodwill							—	10,930
Reorganization costs							—	93
Reorganization costs-stock related							—	139

Operating loss							(7,082)	(11,210)
Other							(239)	(397)

Loss before income taxes							$(7,321)	$(11,607)

Carrier Solutions Group

          Total revenue from the Company’s Carrier Solutions Group revenue was $3.9 million in the three months ended September 30, 2004, a 49% decrease from the same period in 2003. In 2003, the Company began redirecting its focus for NACT product sales away from its historic market, primarily emerging domestic carriers (which market was consolidating) towards carriers in the international market. At the same time, the Company reduced its sales and marketing expenditures for NACT, in a broad cost reduction initiative required to enable the Clarent acquisition. During the three months ended September 30, 2003, the Company’s Carrier Solutions Group had a large sale of software to two customers; this did not occur in the three months ended September 30, 2004. In addition, during the three months ended September 30, 2004, the Company has concentrated on larger international deals that require a longer time period to close.

          Gross profit decreased by $2.6 million in the three months ended September 30, 2004, and was 32% percent of revenue, compared to 50% in the same period in 2003. The decrease in gross profit dollars is attributable to the decrease in revenue. The decrease in gross margin is due to a decline in revenues in relation to fixed departmental costs (primarily personnel and related costs) related to the production and support departments.

          Allocated operating expenses incurred in the Carrier Solutions Group for the three months ended September 30, 2004, were $2.7 million, a decrease of $178,000 compared to the same period in 2003. The decrease in general and administrative expenses is attributable to a reduction in bad debt expense. The decrease in research and development expenses during the three months ended September 30, 2004, reflects decreased personnel costs. As a percent of revenue, operating expenses for the Carrier Solutions Group were 69% during the three months ended September 30, 2004, up from 38% during the same period in 2003.

Enterprise Solutions Group

          Total revenue for the Company’s Enterprise Solutions Group was $4.5 million in the three months ended September 30, 2004, a 2% increase from the same period in 2003. The increase in revenue is related to the Company’s acquisition of MCK in September 2003 offset by a decline in revenues across all other product lines.

          Gross profit decreased by $992,000 in the three months ended September 30, 2004, and was 51% percent of revenue, compared with 74% of revenue in the same period in 2003. The decrease in gross profit dollars is attributable to the decline in revenue across all product lines, excluding the acquisition of MCK in September 2003, as well as the increase in amortization of intangibles related to MCK technology. The decrease in gross margin is due to a decline in revenues in relation to fixed departmental costs (primarily personnel and related costs) related to the production and support departments and the addition of MCK which has lower margins.

          Allocated operating expenses incurred in Enterprise Solutions Group for the three months ended September 30, 2004, were $1.5 million, an increase of $716,000 compared to the same period in 2003. The increases in general and administrative expenses and research and development expenses relate to the acquisition of MCK in September 2003. As a percent of revenue, allocated operating expenses for Enterprise Solutions Group were 32% during the three months ended September 30, 2004, up from 17% during the same period in 2003. The increase is primarily attributable to the increase in research and development expenses as a percentage of revenue related to the acquisition of MCK in September 2003.

Advanced Applications Services Group

          Total revenue for the Company’s Advanced Applications Services Group was $2.8 million in the three months ended September 30, 2004, a 14% decrease from the same period in 2003. The decrease in revenue is related to a decrease in installation services, rebillable travel and outsourced services for hospitality related customers.

          Gross profit decreased by $683,000 in the three months ended September 30, 2004, and was 33% of revenue, compared with 49% of revenue in the same period in 2003. The decrease in gross profit dollars and gross margin is due to increased personnel and related costs related to the Advanced Applications Services Group’s performance of consulting work to assist a large customer in its conversion to a new software platform and the under-utilization of the installation group.

          Allocated operating expenses incurred in Advanced Applications Services Group for the three months ended September 30, 2004, were $274,000, an increase of $67,000 compared to the same period in 2003. The increase in general and administrative expenses primarily relate to an increase in personnel and related costs.

Nine Months Ended September 30, 2004, compared to Nine Months Ended September 30, 2003

          For the nine months ended September 30, 2004, the Company’s net loss totaled $17.3 million, or $.13 per share, compared with a net loss of $13.1 million, or $.14 per share, for the same period in 2003. The 2004 results included $584,000 of reorganization costs and $570,000 of stock-related reorganization costs. The 2003 results include a write-down of goodwill of $10.9 million or $.12 per share and $207,000 of reorganization costs and $219,000 of stock-related reorganization costs.

          Total revenue was $39.1 million in the nine months ended September 30, 2004, reflecting a 11% decrease from the same period in 2003. Products revenue decreased from $26.7 million in the nine months ended September 30, 2003, to $22.9 million in the nine months ended September 30, 2004. Services revenue was $16.2 million for the nine months ended September 30, 2004, reflecting a 7% decrease from the same period in 2003. Gross profit decreased for the nine months ended September 30, 2004, and was 46% of revenue in 2004, compared with 58% of revenue in 2003. The decrease in gross profit dollars resulted from the decrease in revenues, increased service costs and increased amortization of intangibles related to the acquisition of MCK in September 2003. The decrease in gross profit percentage is due to the increase in amortization of intangibles and reduced margins on services revenues in all the segments of the business.

          Total operating expenses incurred for the nine months ended September 30, 2004, were $34.8 million, a decrease of $2.7 million compared to the same period of 2003. The decrease is primarily attributable to the following items: the 2003 results included a write-down of goodwill of $10.9 million and a decrease in amortization of deferred compensation of $241,000 offset by increases in general and administrative expenses of $1.1 million, sales and marketing expenses of $3.8 million, research and development expenses of $2.3 million, depreciation expenses of $358,000, amortization of intangibles of $225,000 and reorganization costs of $728,000.

          The increase in general and administrative, sales and marketing and research and development expenses resulted from the addition of personnel and related costs related to the acquisitions of MCK in September 2003 and substantially all of the business assets of Clarent in February 2003.

          The increase in depreciation expense is primarily related to the fixed assets recorded in connection with the acquisition of MCK and substantially all the business assets of Clarent, as well as, the increases related to the purchase of furniture and equipment of approximately $2.0 million and $504,000 during the first nine months of 2004 and the last three months of 2003, respectively, offset by decreases related to fully depreciated assets. Capital expenditures are primarily depreciated on a straight-line basis over their estimated useful lives of three years.

          The increase in intangible amortization is related to the amortization of the channels of distribution related to the acquisition of MCK in September 2003.

          The $241,000 decrease in amortization of deferred compensation primarily related to the termination of certain options and full vesting of other options outstanding since the Company’s acquisitions of Telamate.Net in November 2001 and Cereus Technology in September 2000. The deferred compensation represents the intrinsic value of the Telemate.Net and Cereus unvested options outstanding at the date of the acquisitions of Telemate.Net and Cereus and is amortized over the remaining vesting period of the options

          The write-down of goodwill relates to the acquisition of MCK. In April 2003, the Company negotiated the original agreement to purchase MCK in which the MCK stockholders would be entitled to receive approximately 20.0 million shares of the Company’s common stock which was valued at $13.0 million, based on the volume weighted average closing price per share of the Company’s common stock as reported on the Nasdaq SmallCap Market for the twenty trading day period beginning March 19, 2003 and ending April 15, 2003. As part of the original agreement, the Company was to receive $7.5 million in cash. The terms of the agreement were amended on June 13, 2003. Under the amended terms, MCK stockholders were entitled to receive approximately 18.3 million shares of the Company’s common stock and the cash MCK was required to have at the closing of the merger was reduced from $7.5 million to approximately $6.4 million. Although the number of shares of the Company’s common stock to be issued in the merger was reduced by the amendment, the amendment changed the measurement date for valuing such shares. As a result of the increase in the price of the Company’s common stock, prior to June 13, 2003, the revised valuation for the shares of the Company’s common stock to be issued in the merger increased to $24.1 million. As a result of this increase in value, the goodwill recorded in the merger was impaired upon closing the merger. The Company completed an impairment analysis in accordance with SFAS No. 142. Based upon this analysis, the Company recorded a write-off of approximately $10.9 million during the nine months ended September 30, 2003.

          The $377,000 increase in reorganization costs and $351,000 increase in stock related reorganization costs is related to the termination of a senior executive in the first quarter of 2004. As a result of these actions, the Company recorded total reorganization costs of $1.2 million during the nine months ended September 30, 2004. In the nine months ended September 30, 2003, the Company initiated a reorganization to accommodate the acquisition of the assets of Clarent and made an effort to consolidate functions and improve operational efficiencies and eliminated 25 positions held by employees. As a result of these actions, the Company recorded reorganization costs of $426,000 during the nine months ended September 30, 2003. The reorganization costs consist of severance costs of $207,000, and non-cash stock compensation of $219,000 for the nine months ended September 30, 2003.

          As a percent of revenue, operating expenses were 89% during the nine months ended September 30, 2004, up from 85% for the same period in 2003. Excluding the write-down of goodwill, operating expenses as a percent of revenue would have been 60% during the nine months ended September 30, 2003.

          Other income was $224,000 during the nine months ended September 30, 2004, compared with $18,000 for the same period in 2003.

          Equity in loss of investment was $119,000 during the nine months ended September 30, 2004, compared to $61,000 for the same period in 2003. This amount represents the Company’s portion of BeTrue’s income or losses. Due to the shared decision making between the Company and its equity partner, the results of BeTrue are treated as an equity investment rather than being consolidated.

          Net interest expense was $785,000 during the nine months ended September 30, 2004, a decrease of $364,000 compared to the same period in 2003. The decrease was attributable to payments made on the Company’s notes payable for the acquisition of assets from Clarent.

Business Unit Performance

	Carrier		Enterprise		Advanced
	Solutions		Solutions		Applications
Dollars in thousands	Group		Group		Services Group		Consolidated
For the Three Months
Ended September 30,	2004	2003	2004	2003	2004	2003	2004	2003
Revenue	$16,082	$23,427	$13,808	$11,108	$9,253	$9,635	$39,143	$44,170

Gross profit	7,742	13,316	7,166	7,604	3,231	4,634	18,139	25,554
Gross margin	48%	57%	52%	68%	35%	48%	46%	58%
General and administrative	2,521	3,748	1,384	705	773	605	4,678	5,058
Research and development	5,295	5,059	3,314	1,602	—	—	8,609	6,661

Contribution before unallocated items	$(74)	$4,509	$2,468	$5,297	$2,458	$4,029	$4,852	$13,835

Unallocated items:
Corporate general and administrative							6,588	5,088
Sales and marketing							10,287	6,493
Corporate research and development							310	—
Depreciation and amortization of property and equipment							2,420	2,062
Amortization of intangibles							405	180
Amortization of deferred compensation, related to sales, general and administrative							346	587
Write-down of goodwill							—	10,930
Reorganization costs							584	207
Reorganization costs-stock related							570	219

Operating loss							(16,658)	(11,931)
Other							(680)	(1,192)

Loss before income taxes							$(17,338)	$(13,123)

Carrier Solutions Group

          Total revenue from the Company’s Carrier Solutions Group revenue was $16.1 million in the nine months ended September 30, 2004, a 31% decrease from the same period in 2003. In 2003, the Company began redirecting its focus for NACT product sales away from its historic market, primarily emerging domestic carriers (which market was consolidating), towards carriers in the international market.

          Gross profit decreased by $5.6 million in the nine months ended September 30, 2004, and was 48% percent of revenue, compared to 57% in the same period in 2003. The decrease in gross profit dollars is attributable to the decrease in revenue. The decrease in gross margin is due to a decline in revenues in relation to fixed departmental costs (primarily personnel and related costs) related to the production and support departments and the increase in amortization of intangibles related to the Clarent acquisition.

          Allocated operating expenses incurred in the Carrier Solutions Group for the nine months ended September 30, 2004, were $7.8 million, a decrease of $991,000 compared to the same period in 2003. The decrease in general and administrative expenses is attributable to a reduction in bad debt expense, personnel costs and facility expenses. The increase in research and development expenses reflects increases related to increased personnel costs. As a percent of revenue, operating expenses for the Carrier Solutions Group were 49% during the nine months ended September 30, 2004, up from 38% during the same period in 2003.

Enterprise Solutions Group

          Total revenue for the Company’s Enterprise Solutions Group was $13.8 million in the nine months ended September 30, 2004, a 24% increase from the same period in 2003. The increase in revenue is primarily related to the Company’s acquisition of MCK in September 2003.

          Gross profit decreased by $438,000 in the nine months ended September 30, 2004, and was 52% percent of revenue, compared with 68% of revenue in the same period in 2003. The decrease in gross profit dollars is attributable to the decline in revenue across all product lines, excluding the acquisition of MCK in September 2003, as well as the increase in amortization of intangibles related to MCK technology. The decrease in gross margin is related to the increase in amortization of intangibles related to MCK technology, inventory obsolescence adjustments and the mix of business, particularly the addition of MCK which has lower margins.

          Allocated operating expenses incurred in Enterprise Solutions Group for the nine months ended September 30, 2004, were $4.7 million, an increase of $2.4 million compared to the same period in 2003. The increases in general and administrative expenses and research and development expenses relate to the acquisition of MCK in September 2003 and Clarent’s Netperformer division in February 2003. As a percent of revenue, allocated operating expenses for Enterprise Solutions Group were 34% during the nine months ended September 30, 2004, up from 21% during the same period in 2003. The increase is primarily attributable to the increase in research and development expenses as a percentage of revenue related to the acquisitions of MCK in September 2003 and Clarent’s Netperformer division in February 2003.

Advanced Applications Services Group

          Total revenue for the Company’s Advanced Applications Services Group was $9.3 million in the nine months ended September 30, 2004, a 4% decrease from the same period in 2003. The decrease in revenue is related to a decrease in installation services, rebillable travel and outsourced services for hospitality related customers.

          Gross profit decreased by $1.4 million in the nine months ended September 30, 2004, and was 35% of revenue, compared with 48% of revenue in the same period in 2003. The decrease in gross profit dollars and gross margin is due to increased personnel and related costs related to the Advanced Applications Services Group’s performance of consulting work to assist a large customer in its conversion to a new software platform.

          Allocated operating expenses incurred in Advanced Applications Services Group for the nine months ended September 30, 2004, were $773,000, an increase of $168,000 compared to the same period in 2003. The increase in general and administrative expenses primarily relate to an increase in personnel and related costs.

Critical Accounting Policies

          The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires management to make judgments, assumptions and estimates that affect the amounts reported in the consolidated financial statements and accompanying notes. Factors that could affect the Company’s future operating results and cause actual results to vary from expectations include, but are not limited to, lower than anticipated growth from existing customers, an inability to attract new customers, an inability to successfully integrate acquisitions and technology changes, or a decline in the financial stability of the Company’s customers. Negative developments in these or other risk factors could have a material adverse affect on the Company’s financial position and results of operations.

          A summary of the Company’s critical accounting policies follows:

Allowance for Doubtful Accounts

          The Company is required to estimate the collectibility of its trade receivables. Considerable judgment is required in assessing the ultimate realization of these receivables, including the creditworthiness of each customer. The evaluation is based on credit information and collection history concerning the customer up and through the determination date. The Company determines the allowance for doubtful accounts based on a specific review of outstanding customer balances and a general reserve based upon aging of customer accounts and write-off history. Significant changes in required reserves have been recorded in recent periods and may occur in the future due to the current telecommunications and general economic environments and updates to customer credit information and collection activity.

Inventory Obsolescence

          The Company is required to state its inventories at the lower of cost or market. In assessing the ultimate realization of inventories, the Company makes judgments as to future demand requirements and compares that with the current and committed inventory levels. The Company has recorded changes in net realizable values in recent periods due to the impact of current and future technology trends and changes in strategic direction, such as discontinuances of product lines, as well as, changes in market conditions due to changes in demand requirements. Estimates of the future demand for inventory are based on sales projections or historical usage for different products, as well as estimates of inventory required to fulfill maintenance requirements for products previously sold. It is possible that changes in the net realizable value of inventory may continue to occur in the future due to the current market conditions.

Restructuring Accruals- Discontinued Operations

          During 2001, the Company initiated certain restructuring plans. In conjunction with these restructuring plans, the Company established a restructuring reserve account for the estimated costs related to the plans. These costs primarily related to facilities closings, severance costs and other businesses exiting costs. For the facilities closings cost, a reserve was established for all remaining lease payments due on buildings and equipment that were no longer being utilized in continuing operations, less assumptions for sub-leases. The accrual for one of the leases with total payments remaining through January 31, 2010 of $2.1 million is offset by sublease receipts totaling $980,000 through the end of the lease term and assumes an amount of $240,000 for the extension of one of the subleases through the end of the lease term. As of September 30, 2004, the Company had a remaining reserve balance of approximately $1.2 million, which is included in liabilities of discontinued operations. The Company currently believes that this remaining estimated balance is appropriate to cover future obligations associated with the restructurings; however, changes in these estimates could occur based on changes in the financial condition of the subleases.

Deferred Tax Asset Valuation Allowance

          The Company currently has significant deferred tax assets, which are subject to periodic recoverability assessment. Realization of the Company’s deferred tax assets is principally dependant upon achievement of projected future taxable income. The Company’s judgments regarding future profitability may change due to market conditions, its ability to continue to successfully execute its strategic plan and other factors. These changes, if any, may require possible material adjustments to these deferred tax asset balances. Due to the uncertainty of the Company’s ability to recognize the entire tax benefit, the Company established an offsetting provision for the tax assets.

Litigation and Related Contingencies

          The Company is subject to proceedings, lawsuits and other claims related to labor, product and other matters. The Company is required to assess the likelihood of any adverse judgments or outcomes to these matters, as well as, potential ranges of probable losses. A determination of the amount of reserves required, if any, for these contingencies is made by the Company with assistance of its legal counsel after careful analysis of each individual issue based upon the then-current facts and circumstances. The required reserves may change in the future due to new developments in each matter or changes in approach such as a change in settlement strategy in dealing with these matters.

Goodwill, Intangible Assets and Long-Lived Assets

          Goodwill represents the excess of costs over the fair value of net assets of businesses acquired. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead are tested for impairment at least annually in accordance with provisions of SFAS No. 142. Significant estimates are made with respect to the impairment testing. SFAS No. 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144.

          In accordance with SFAS No. 144, long-lived assets, such as property, plant and equipment and purchased assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Significant estimates are made with respect to recoverability and fair value assessments.

Liquidity and Capital Resources

Summary

          Liquidity is the measurement of the Company’s ability to have adequate cash or access to cash at all times in order to meet financial obligations when due, as well as to fund corporate expansion and other activities. For the last three years, the Company has met its liquidity requirements through a combination of cash provided by debt from third party lenders, issuances of debt and equity securities and purchases of other businesses.

          At September 30, 2004, the Company had a positive working capital position (excess of current assets over current liabilities) of $15.1 million compared to a positive working capital position of $12.7 million at December 31, 2003. The Company’s cash and cash equivalents totaled $10.9 million at September 30, 2004, and $7.7 million at December 31, 2003. Total long-term debt, net of discount, was $6.9 million at September 30, 2004 and $6.6 million at December 31, 2003. At September 30, 2004 and December 31, 2003, the Company had no borrowings under its $10.0 million Amended Credit Agreement with Silicon. The Company’s borrowing availability under the Amended Credit Agreement at September 30, 2004 was $6.5 million. The Company has outstanding stand-by letters of credit in the amount of $1.6 million at September 30, 2004, which reduce borrowing capacity under the Amended Credit Agreement.

          On February 12, 2003, in connection with the Company’s acquisition of the assets of Clarent, the Company amended its existing Original Credit Agreement with Silicon, and entered into certain additional credit agreements. The amendments and additional agreements increased the Company’s asset-based revolving credit line from $5.0 million to $10.0 million, included an EX-IM facility that provides for working capital based on the Company’s international accounts receivable and inventory related to export sales and extended the term of the Original Credit Agreement for 18 months (through August 13, 2004). In April 2003 and February 2004, the Company and Silicon further amended the credit facility to increase the EX-IM facility and to modify certain financial covenants related to the timing of the closing of the acquisition of the assets of Clarent, among other things. Under the terms of the Amended Credit Agreement, the Company must maintain a minimum tangible net worth covenant, computed monthly, and may not declare dividends or incur any additional indebtedness without the consent of Silicon, and must comply with other financial covenants, as defined in the Amended Credit Agreement. In August 2004, at the Company’s request, Silicon further amended the credit facility to extend the term to January 2005. The Company requested an extension instead of a renewal of the credit facility to give the Company time to determine how best to structure its line of credit to cover its expected borrowing base in 2005. In addition, the Company was not in compliance with the minimum tangible net worth covenant as of September 30, 2004, and Silicon waived such non-compliance and amended the covenants to eliminate the minimum tangible net worth covenant and add a minimum cash and excess availability covenant.

          On February 12, 2003, the Company acquired substantially all the business assets and assumed certain related liabilities of Clarent for $9.8 million in notes. At September 30, 2004, a $3.0 million secured note due February 12, 2008, which bears interest at 5% per annum, remains outstanding. The assets the Company purchased from Clarent secure the note, second to the Bank’s.

Cash Flow

          Cash used in the Company’s continuing operations in the nine months ended September 30, 2004 totaled approximately $8.8 million compared with cash provided by continuing operations of $749,000 in the same period in 2003. The cash used in continuing operations during the nine months ended September 30, 2004 resulted primarily from cash used by continuing operations of $11.1 million (net loss from continuing operations of $17.3 million reduced by non-cash charges totaling $6.2 million, including depreciation and amortization of $4.8 million, stock-related reorganization costs of $570,000, provision for doubtful accounts of $651,000 and equity in loss of investment of $119,000) which was offset by changes in current operating assets and liabilities of approximately $2.3 million.

          Cash used in the Company’s discontinued operations in the nine months ended September 30, 2004 totaled $370,000 compared with cash used in discontinued operations of $710,000 in the same period in 2003.

          The Company used cash in investing activities in the nine months ended September 30, 2004 of approximately $3.8 million, compared to cash provided by investing activities of $7.3 million in the same period of 2003. In the nine months ended September 30, 2004, the Company used $4.1 million in cash related to the payment of accrued liabilities assumed in the acquisition of MCK as compared to the $9.9 million in cash, net of acquisition costs, the Company received related to the acquisition of MCK in the same period of 2003. During the nine months ended September 30, 2004, restricted cash decreased by $2.3 million. The Company spent $2.0 million and $977,000 on capital expenditures in the nine months ended September 30, 2004 and 2003, respectively.

          Cash provided by financing activities totaled approximately $16.3 million in the nine months ended September 30, 2004 compared to $1.2 million in the same period of 2003. For the nine months ended September 30, 2004, the Company received proceeds from a private placement, net of associated fees of $16.5 million, received proceeds from the issuance of the Company’s common stock related to the exercise of stock options of $128,000 and paid $350,000 on the notes payable for the purchase of the assets of Clarent in 2003. For the nine months ended September 30, 2003, the Company borrowed $800,000 under the Company’s credit agreement with Silicon, received proceeds from the issuance of the Company’s common stock related to the exercise of stock options of $2.7 million, received $1.8 million in payments of notes receivables from shareholders and paid $2.5 million on the notes payable for the purchase of the assets of Clarent in 2003.

Contractual Obligations and Commercial Commitments

The following summarizes the Company’s future contractual obligations at September 30, 2004 (in thousands):

		Less than			After
Contractual Obligations	Total	1 year	1-3 years	4-5 years	5 years
Line of credit	$—	$—	$—	$—	$—
Additional payments for the acquisition of Encore Group	631	355	276	—	—
Notes payable for the purchase of Clarent	3,000	—	—	3,000	—
Accrued costs of MCK acquisition	3,492	1,287	2,205	—	—
Convertible subordinated debentures	4,500	—	4,500	—	—
Operating leases:
Continuing operations	15,661	2,986	4,722	7,309	644
Discontinued operations	2,120	471	744	774	131

Total contractual cash obligations	$29,404	$5,099	$12,447	$11,083	$775

          Note, this table excludes interest expense and sublease rentals and assumes that leases are not renewed. The Company has outstanding stand-by letters of credit in the amount of $1.6 million at September 30, 2004.

Sources of Cash

          For the remainder of 2004, the Company expects that its primary sources of cash will be from cash on hand. The Company expects that its current operations will not generate positive income from operations before interest, taxes, depreciation, amortization of intangibles and amortization of deferred compensation for 2004. The Company is currently working on several initiatives to significantly reduce the cash used in continuing operations and to ensure that is has sufficient liquidity to cover its needs for the next twelve months.

          The Amended Credit Agreement with Silicon, however, is subject to certain financial covenants (including a minimum tangible net worth covenant) and limitations on the Company’s ability to access funds under the Amended Credit Agreement. If the Company is in violation of the Amended Credit Agreement, or does not have sufficient eligible accounts receivable and inventories to support the level of borrowings it may need, then the Company may be unable to draw on the Amended Credit Agreement to the extent necessary. To the extent the Company does not have borrowing availability under the Amended Credit Agreement, the Company may be required to obtain additional sources of capital, sell assets, obtain an amendment to the Amended Credit Agreement or otherwise restructure its outstanding indebtedness. Additional borrowings other than pursuant to the Amended Credit Agreement must be approved by Silicon and may have to be approved by the holders of the Clarent secured note due in 2008. If the Company is unable to obtain additional capital, sell assets, obtain an amendment to the Amended Credit Agreement or otherwise restructure its outstanding indebtedness, then the Company may not be able to meet its obligations. The Amended Credit Agreement, if not extended or replaced, expires January 12, 2005.

          The Company’s short-term cash needs are for working capital, including cash operating losses, capital expenditures, remaining unpaid transaction costs and assumed liabilities related to the acquisition of MCK and payments related to discontinued operations. At September 30, 2004, accrued costs of MCK acquisition and other long-term liabilities include $1.4 million in lease payments related to lease obligations for excess space at the date of acquisition. The Company expects to pay out approximately $501,000 related to these obligations in the next twelve months. At September 30, 2004, liabilities of discontinued operations included $1.2 million in lease payments related to discontinued operations. The Company expects to pay out approximately $191,000 related to discontinued operations in the next twelve months.

          The Company’s long-term cash needs are related to the costs of growing its current business as well as prospective businesses to be acquired, including capital expenditures and working capital. The Company expects to meet these cash needs through cash from operations, if any, cash on hand, borrowings under the Amended Credit Agreement or other debt facilities, if available, as well as through possible issuances of equity or debt securities. If sufficient borrowing capacity under a working capital line of credit is unavailable (or if the Company is unable to restructure its existing Amended Credit Agreement in the event that the Company requires additional borrowing capacity), or if the Company is otherwise unable to obtain additional capital or sell assets, then the Company may not be able to meet its obligations and growth plans.

ITEM 3: QUANTATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market Risk

The Company is exposed to various market risks, including changes in interest rates and foreign currency exchange rates. Market risk is the potential loss arising from adverse changes in market rates and prices, such as interest rates and foreign currency exchange rates. The Company does not enter into derivatives or other financial instruments for trading or speculative purposes. The Company has also not entered into financial instruments to manage and reduce the impact of changes in interest rates and foreign currency exchange rates although the Company may enter into such transactions in the future.

Interest Rate Risks

The Company’s notes payable and convertible subordinated debentures at September 30, 2004, carry interest rates, which are fixed. The Company’s line of credit with Silicon carries interest rates, which vary with the prime rate. Accordingly, if the Company has any indebtedness outstanding under its line of credit with Silicon, then any increases in Silicon’s prime rate will reduce the Company’s earnings. At September 30, 2004, the Company did not have any indebtedness outstanding under its line of credit with Silicon.

Foreign Currency Risks

Products sold outside of the United States of America are transacted in U.S. dollars and, therefore, the Company is not exposed to foreign currency exchange risk. Transactions with Clarent Canada Ltd., MCK’s subsidiary, MCK Telecommunications, Inc. and NACT’s subsidiary, NACT, Ltd. present foreign currency exchange risk. The principal transactions are personnel and related costs. The intercompany balance is denominated in U.S. dollars and changes in foreign currency rates would result in foreign currency gains and losses. Using the intercompany balance at September 30, 2004, a 10% strengthening of the U.S. dollar against the Canadian dollar and the British pound would result in a foreign currency transaction loss of approximately $101,000. To date, foreign exchange gains and losses have not been significant.

ITEM 4: CONTROLS AND PROCEDURES

          The Company’s Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the Company’s disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) as of the end of the period covered by this report, as required by paragraph (b) of Rules 13(a)-15 or 15(d)-15 of the Exchange Act. Based on such evaluation, such officers have concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures are effective in alerting them on a timely basis to material information relating to the Company (including its consolidated subsidiaries) required to be included in the Company’s periodic filings under the Exchange Act.

PART II — OTHER INFORMATION

ITEM 1. LEGAL PROCEEDINGS

          Except for the pending matters described in Note 17 to the Company’s Consolidated Financial Statements included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2003, the Company is not a party to any material legal proceedings other than ordinary routine claims and proceedings incidental to its business, and the Company does not expect these ordinary routine claims and proceedings, either individually or in the aggregate, to have a material adverse effect on the Company.

ITEM 6. EXHIBITS AND REPORTS ON FORM 8-K

(a)	Exhibits

3.1	Amendment to the Company’s Bylaws adopted November 3, 2004.*

3.2	The Company’s Bylaws, as amended.*

31.1	Rule 13a-14(a)/15d-14(a) Certification by the Company’s Chief Executive Officer.

31.2	Rule 13a-14(a)/15d-14(a) Certification by the Company’s Chief Financial Officer.

32.1	Section 1350 Certification by the Company’s Chief Executive Officer.

32.2	Section 1350 Certification by the Company’s Chief Financial Officer.

* Incorporated by reference to the Company’s Current Report on Form 8-K filed on November 9, 2004.

(b)	Reports on Form 8-K.

During the quarter ended September 30, 2004, the Company filed with the SEC a Current Report on Form 8-K filed on August 3, 2004, reporting under Item 12 of such report information regarding the Company’s results of operations and financial condition for the second quarter 2004.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934 the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

VERSO TECHNOLOGIES, INC.

Date: November 9, 2004	/s/ Juliet M. Reising
Executive Vice President and Chief Financial Officer
(duly authorized signatory and
Principal Financial and Accounting Officer)

EXHIBIT INDEX

3.1	Amendment to the Company’s Bylaws adopted November 3, 2004.*

3.2	The Company’s Bylaws, as amended.*

31.1	Rule 13a-14(a)/15d-14(a) Certification by the Company’s Chief Executive Officer.

31.2	Rule 13a-14(a)/15d-14(a) Certification by the Company’s Chief Financial Officer.

32.1	Section 1350 Certification by the Company’s Chief Executive Officer.

32.2	Section 1350 Certification by the Company’s Chief Financial Officer.

* Incorporated by reference to the Company’s Current Report on Form 8-K filed on November 9, 2004.

Exhibit 31.1

Certification

I, Steven A. Odom, certify that:

1.	I have reviewed this Quarterly Report on Form 10-Q for the quarter ended September 30, 2004 of Verso Technologies, Inc.;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.	The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c) Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.	The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: November 9, 2004

/s/ Steven A. Odom
Steven A. Odom,
Chairman of the Board and
Chief Executive Officer

Exhibit 31.1

Certification

I, Juliet M. Reising, certify that:

1.	I have reviewed this Quarterly Report on Form 10-Q for the quarter ended September 30, 2004 of Verso Technologies, Inc.;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.	The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c) Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.	The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: November 9, 2004

/s/ Juliet M. Reising
Juliet M. Reising,
Executive Vice President and
Chief Financial Officer

Exhibit 32.1

SECTION 1350 CERTIFICATION

I, Steven A. Odom, Chairman of the Board and Chief Executive Officer of Verso Technologies, Inc. (the “Company”), do hereby certify in accordance with 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to my knowledge:

1.	The Quarterly Report on Form 10-Q of the Company for the period ended September 30, 2004 (the “Periodic Report”) fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. §§78m or 78o(d)); and

2.	The information contained in the Periodic Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: November 9, 2004

/s/ Steven A. Odom
Steven A. Odom,
Chairman of the Board and
Chief Executive Officer

Exhibit 32.2

SECTION 1350 CERTIFICATION

I, Juliet M. Reising, Executive Vice President and Chief Financial Officer of Verso Technologies, Inc. (the “Company”), do hereby certify in accordance with 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to my knowledge:

1.	The Quarterly Report on Form 10-Q of the Company for the period ended September 30, 2004 (the “Periodic Report”) fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. §§78m or 78o(d)); and

2.	The information contained in the Periodic Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: November 9, 2004

/s/ Juliet M. Reising
Juliet M. Reising,
Executive Vice President and
Chief Financial Officer

EFFECTIVE AUGUST 23RD, 2004

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported)	November 9, 2004 (November 3, 2004)

Verso Technologies, Inc.

(Exact name of registrant as specified in its charter)

Minnesota	0-22190	41-1484525

(State or other jurisdiction	(Commission	(IRS Employer
of incorporation)	File Number)	Identification No.)

400 Galleria Parkway, Suite 300, Atlanta, Georgia	30339

Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code	678-589-3500

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02 Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers

     On November 3, 2004, Mr. Heck resigned as the President and Chief Operating Officer of Verso Technologies, Inc., a Minnesota corporation (the “Company”). Mr. Heck shall continue to serve as a director of the Company. Upon Mr. Heck’s resignation, the Board of Directors of the Company (the “Board”) appointed Lewis Jaffe to serve as the Company’s President and Chief Operating Officer effective November 3, 2004 and until his successor is elected and qualified or until his earlier death, resignation or removal from office. Mr. Jaffe has agreed to so serve. The Company announced the appointment of Mr. Jaffe as the Company’s President and Chief Operating Officer in that certain press release issued by the Company on November 4, 2004, which is filed as Exhibit 99.1 to this Current Report and incorporated herein by this reference.

     Mr. Jaffe, age 48, has been a self-employed public speaker and consultant since August 2002. From April 2002 until August 2002, Mr. Jaffe served as the interim President of Glowpoint, Inc., a publicly-traded video products and services company. From July 2000 to July 2003, Mr. Jaffe served as an independent consultant to Glowpoint, Inc. From June 2000 to March 2002, Mr. Jaffe served as President and Chief Operating Officer of PictureTel Corporation, a publicly-traded videoconferencing company. From September 1998 to June 2000, Mr. Jaffe served as a managing director in the Boston office of Arthur Andersen LLP in its global finance practice. From January 1997 to March 1998, Mr. Jaffe served as President of C Systems, LLC, a designer and manufacturer of mobile military shelters, housing, communication, radar and missile launch systems. Mr. Jaffe served as a member of the Board of Directors for Glowpoint, Inc. from September 2001 to July 2003, and he currently serves on the Board of Directors of Media 100 Inc., Travizon Inc., Pixion, Inc., Turnaround Management Association of New England, ACT Teleconferencing, Inc. and Benihana Inc.

     In connection with the appointment of Mr. Jaffe as the Company’s President and Chief Operating Officer, on November 3, 2004 the Board granted to Mr. Jaffe (i) a ten-year option to purchase 500,000 shares of the Company’s common stock at an exercise price of $0.53 per share; (ii) a ten-year option to purchase 250,000 shares of the Company’s common stock at an exercise price of $0.75 per share; and (iii) a ten-year option to purchase 250,000 shares of the Company’s common stock at an exercise price of $1.25 per share. Each option vests with respect to 25% of the shares underlying it on each of November 3, 2005, November 3, 2006, November 3, 2007 and November 3, 2008; provided, however that each option vests in its entirety upon a change of control of the Company. In exchange for serving as the Company’s President and Chief Operating Officer, the Company has agreed to pay Mr. Jaffe base salary at a rate of $250,000 per year through December 31, 2004. After such date, his base salary will increase to as much as $350,000 per year, and he will be entitled to receive an achievement bonus of $100,000, if the Company achieves certain benchmarks. In the discretion of the Board, Mr. Jaffe also may be awarded annual bonuses on terms no less favorable than those awarded to other executive officers of the Company. The Company will provide Mr. Jaffe with corporate housing through June 30, 2005, and will reimburse Mr. Jaffe up to $20,000 for costs and expenses incurred by him in connection with his relocation to Atlanta, Georgia. Mr. Jaffe will also receive such other benefits as other executives of the Company may receive. If Mr. Jaffe’s employment with the Company is terminated by the Company without cause after May 2, 2005, then he will continue to receive his base salary as then in effect and other benefits for a period of one year after such termination. If Mr. Jaffe’s employment with the Company is terminated by the Company in connection with a change of control of the Company, then he will receive his base salary as then in effect and other benefits for a period of either one or two years after such termination, depending upon the stock price of the Company’s common stock upon such termination.

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     There are no family relationships between Mr. Jaffe and any director or officer of the Company. Except as disclosed herein, no arrangement or understanding exists between Mr. Jaffe and any other person pursuant to which Mr. Jaffe was appointed to serve as an officer of the Company.

Item 5.03      Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

     On November 3, 2004, the Board adopted an amendment to the Company’s bylaws, adding Section 10 and Section 11 to Article III thereof, which provide procedures for shareholder nomination of directors (the “Shareholder Nomination Provision”) and advance notice of shareholder-proposed business (the “Advance Notice Provision”), respectively. The bylaw amendment adopted by the Board is effective without shareholder approval under Minnesota law. Descriptions of the Shareholder Nomination Provision and the Advance Notice Provision are set forth below. Such descriptions are qualified in their entirety by reference to the texts of such provisions which are set forth as Exhibit 3.1 to this Current Report and incorporated herein by this reference. Prior to the Board’s adoption of the bylaw amendment, the Company’s bylaws did not provide procedures for shareholder nomination of directors or advanced notice of shareholder-proposed business.

Shareholder Nomination Provision

     The Shareholder Nomination Provision provides that nominations for persons to serve as directors of the Company may only be made by or at the direction of the Board or by any shareholder entitled to vote at the shareholder meeting to elect any such nominees, provided such shareholder complies with the advance notice provisions of the Company’s bylaws. A shareholder desiring to nominate one or more persons for election as directors of the Company must provide advance written notice to the Company at least 90 days (but not more than 120 days) prior to the scheduled annual meeting of shareholders (provided that such annual meeting is held within 30 days of the anniversary of the prior year’s annual meeting of shareholders).

     In the case of special meetings of shareholders called for the purpose of electing directors (or annual meetings of shareholders that are not held within 30 days of the anniversary of the prior year’s annual meeting of shareholders), the advance written notice must be received by the Company at least 60 days prior to the meeting or by the 15th day following the public announcement of the meeting date if less than 65 days’ notice of the meeting date is given or publicly disclosed. Notwithstanding the foregoing, with respect to the Company’s 2004 Annual Meeting of Shareholders, the advance written notice must be received by the Company not later than the tenth day prior to (and not including) the date of the Company’s 2004 Annual Meeting of Shareholders.

     The advance written notice must contain certain information regarding the shareholder submitting it and information regarding the director nominee identified by such shareholder of the type that is required to be set forth in proxy statements subject to the proxy rules of the Securities and Exchange Commission for director nominees named in such proxy statements.

Advance Notice Provision

     The Advance Notice Provision provides that the only business that may be brought before an annual meeting of shareholders of the Company is that business that is specified in the notice of such meeting or is otherwise properly brought before the meeting by or at the direction of the Board. For business to be brought before an annual meeting of shareholders of the Company by a shareholder, that shareholder must comply with the requirements of Rule 14a-8 under the Securities Exchange Act of 1934, as amended, and a proposal with respect to such business must be included in the notice of such annual meeting.

3

Item 9.01     Financial Statements and Exhibits.

     (a) – (b)      Financial Statements and Pro Forma Financial Information. None.

     (c)     Exhibits.

3.1	Amendment to the Company’s Bylaws adopted November 3, 2004.

3.2	The Company’s Bylaws, as amended.

99.1	Press release dated November 4, 2004.

4

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned thereunto duly authorized.

VERSO TECHNOLOGIES, INC.
	By:	/s/ Juliet M. Reising
Juliet M. Reising, Chief Financial Officer
Dated: November 9, 2004		and Executive Vice President

5

EXHIBIT INDEX

3.1	Amendment to the Company’s Bylaws adopted November 3, 2004.

3.2	The Company’s Bylaws, as amended.

99.1	Press release dated November 4, 2004.

6

EXHIBIT 3.1

VERSO TECHNOLOGIES, INC.
AMENDMENT TO BYLAWS
ADOPTED BY THE BOARD OF DIRECTORS
NOVEMBER 3, 2004

          The Restated Bylaws, as amended (the “By-Laws”), of Verso Technologies, Inc. (the “Corporation”) were amended pursuant to resolutions duly adopted by the Board of Directors of the Corporation as of November 3, 2004, as follows:

          NOW, THEREFORE, BE IT RESOLVED THAT the By-Laws be amended as of the date hereof by inserting the following Sections 10 and 11 to Article III of such By-Laws:

          “Section 10. Shareholder Nominations of Directors. Only persons who are nominated in accordance with the following procedures shall be eligible for election as directors at any annual or special meeting. Nominations of persons for election as directors may be made by or at the direction of the board of directors (including through a committee delegated with such function) or by any shareholder entitled to vote for the election of directors at the meeting who complies with the notice procedures set forth in this section. Such nominations, other than those made by or at the direction of the board of directors, shall be made pursuant to timely notice in writing to the chairman of the board, if any, the president or the secretary. To be timely, a shareholder’s notice in respect of any annual or special meeting subsequent to the 2004 Annual Meeting of Shareholders must be delivered to or mailed and received at the principal executive offices of the Corporation: (a) in the case of an annual meeting, the earlier of (i) not less than 90 days nor more than 120 days prior to the anniversary date of the prior year’s annual meeting; provided, however, that this subsection (i) shall not apply if (1) there was no annual meeting in the prior year or (2) the date of the current year’s annual meeting is more than 30 days from the anniversary date of the prior year’s annual meeting; and (ii) 60 days prior to the annual meeting; provided, however, that (except as to an annual meeting held on the date specified in these by-laws, such date not having been changed since the last annual meeting) if less than 65 days’ notice or prior public disclosure of the date of the meeting is given or made to shareholders, notice by the shareholder to be timely must be so received not later than the close of business on the 15th day following the day on which such notice of the date of the meeting was deposited in the United States mail or sent by electronic transmission or such public disclosure was made; and (b) in the case of a special meeting of shareholders called for the purpose of electing directors, not later than 60 days prior to the date of such special meeting; provided, however, that if less than 65 days’ notice or prior public disclosure of the date of such special meeting is given or made to shareholders, notice by the shareholder to be timely must be so received not later than the close of business on the 15th day following the day on which such notice of the date of such special meeting was deposited in the United States mail or sent by electronic transmission or such public disclosure was made. With respect to the 2004 Annual Meeting of Shareholders only, a shareholder’s notice in respect thereof, to be timely, must be delivered to or mailed and received at the principal executive offices of the Corporation not later than the close of business on the tenth day prior to (and not including) the day of such Annual Meeting. Such shareholder’s notice shall set forth (a) as to each person whom the shareholder proposes to nominate for election or re-election as a director: (i) the name, age, business address and residence address of the person, (ii) the principal occupation or employment of the person, (iii) the class and number of shares of capital stock of the Corporation which are beneficially owned by the person and (iv) any other information relating to the person that is required to be disclosed in solicitations for proxies for election of directors pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended, or any successor regulation thereto; and (b) as to the shareholder giving the notice: (i) the name and record address of such shareholder and (ii) the class and number of shares of capital stock of the Corporation which are beneficially owned by such shareholder. No person shall be eligible for election as a director at any annual or special meeting of shareholders unless nominated in accordance with the procedures set forth herein.

          The chairman of the meeting shall, if the facts warrant, determine that a nomination was not made in accordance with the foregoing procedures, and, if the chairman should so determine, the chairman shall so declare to the meeting and the defective nomination shall be disregarded.

          Section 11. Advance Notice of Shareholder-Proposed Business at Annual Meetings. At an annual meeting of the shareholders, only such business shall be conducted as shall have been properly brought before the meeting. To be brought properly before an annual meeting, business must be specified in the notice with respect to such meeting contemplated by Section 3 of this Article III (or any supplement thereto) or otherwise properly brought before the meeting by or at the direction of the board of directors. In addition to any other applicable requirements, for business to be brought properly before an annual meeting by a shareholder, the shareholder must comply with the requirements of Rule 14a-8 under the Securities Exchange Act of 1934, as amended, or any successor rule thereto, and, pursuant to such rule, have had such business included in the notice with respect to such meeting.

     Notwithstanding anything in these by-laws to the contrary, no business shall be conducted at the annual meeting except in accordance with the procedures set forth in this section; provided, however, that nothing in this section shall be deemed to preclude discussion by any shareholder of any business properly brought before the annual meeting in accordance with said procedure.

     The chairman of an annual meeting shall, if the facts warrant, determine that business was not properly brought before the meeting in accordance with the provisions of this section, and if the chairman should so determine, the chairman shall so declare to the meeting and any such business not properly brought before the meeting shall not be transacted.”

EXHIBIT 3.2

RESTATED BYLAWS OF

VERSO TECHNOLOGIES, INC.,

AS AMENDED

BY-LAWS

OF

QSI SYSTEMS, INC.

          Article I.       OFFICES.

          The registered office of the corporation in Minnesota shall be as stated in the Articles of Incorporation, as from time to time amended. The corporation may also have offices at such other places as the Board of Directors shall from time to time determine.

          Article II.       CORPORATE SEAL.

          The corporation shall have no corporate seal.

          Article III.       SHAREHOLDERS MEETINGS.

          Section 1. Regular Meetings. Regular meetings of the shareholders of the corporation for the purpose of election of directors and transaction of such other business as may properly come before the regular meetings shall be held on an annual or other less frequent basis at the principal executive office of the corporation or at such other place within or without the State of Minnesota as may be designated by the Board of Directors or chief Executive Officer. Regular meetings of shareholders, when held, shall be held on the third Friday of July of each year at 11:00 a.m., or at such other time as the Board of Directors or Chief Executive Officer may from time to time designate. Regular meetings of the shareholders may also be called by the shareholders in accordance with the provisions of Section 302A.431, Minnesota Statutes.

Regular meetings of the shareholders shall also be known as annual meetings, regardless of the frequency with which such meetings are held.

          Section 2. Special Meetings. Special meetings of the shareholders may be called for any purpose at any time by the Chief Executive officer, the Chief Financial Officer, any two (2) or more Directors, or upon the written request of shareholders holding fifty percent (50%) or more of the voting shares of the corporation. In the case of a special meeting called by shareholders holding fifty percent (50%) or more of the voting shares of the corporation, such written request shall be by registered mail or personally delivered to the Chief Executive Officer or Chief Financial Officer and shall set forth the purpose or purposes of the special meeting. The Board of Directors or the chief Executive officer shall within thirty (30) days of receipt of such written request cause a special meeting of shareholders to be called, said meeting to be held no later than ninety (90) days after receipt of the written request.

          Section 3. Notice of Shareholder Meetings. Written notice of shareholders’ meetings, whether regular or special, shall be mailed to all shareholders entitled to vote at any such meeting at least ten (10) days, and not more than sixty (60) days, before the date of the meeting. The written notice shall contain the date, time and place of the meeting and, in the case of a special meeting, the purpose or purposes thereof.

          Section 4. Waiver of Notice. Notice of the time, place and any meeting of shareholders may be waived by any shareholder in writing or orally before, at, or after the meeting. Attendance by a shareholder at a meeting is a waiver of the notice of that meeting, except where the shareholder objects at the beginning of the meeting to the transaction of business because the meeting is not lawfully called or convened, or objects before a vote on an

2

item of business because the item may not lawfully be considered at that meeting and does not participate in the consideration of the item at that meeting.

          Section 5. Record Date. The Board of Directors may fix in advance a date not more than sixty (60) days prior to the date of any meeting of shareholders as the record date for the determination of shareholders entitled to vote at the meeting.

          Section 6. Quorum. The presence, in person or by proxy, of the holders of a majority of the outstanding shares entitled to vote thereat shall constitute a quorum for the transaction of business at all meetings of shareholders. If, however, a quorum is not present or represented at any meeting of shareholders, the shareholders entitled to vote at the meeting, either present in person or represented by proxy, shall have the power to adjourn the meeting to a future date. Provided that a quorum is present or represented at an adjourned meeting, any business may be transacted which might have been transacted at the original meeting. If a quorum is present when a duly called or held meeting of shareholders is convened, the shareholders present may continue to transact business until adjournment, even though the purpose of shareholder meeting. Attendance by a withdrawal of a number of shareholders originally present leaves less than the proportion or number otherwise required for a quorum.

          Section 7. Voting. A shareholder entitled to vote at a meeting of shareholders may vote in person or by proxy. Except as otherwise provided by law or the Articles of Incorporation, every shareholder shall be entitled to one vote for each share standing in his name on the record of shareholders of the corporation. Except as otherwise required by law, the Articles of Incorporation or shareholder control agreement, the shareholders shall take action by the affirmative vote of the holders of a majority of the voting shares present or represented at a meeting of shareholders.

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          Section 8. Proxies. Every appointment of a proxy must be in writing and must be dated and signed by the shareholder and filed with an officer of the corporation at or before the shareholder meeting at which the appointment is to be effective. No appointment of a proxy shall be valid after the expiration of eleven (11) months from the date of its execution, unless a longer period is expressly provided in the appointment.

          Section 9. Written Actions. An action required or permitted to be taken at a meeting of the shareholders may taken without a meeting by written action signed by all of the shareholders entitled to vote on that action. The written action is effective when it has been signed by all of those shareholders, unless a different effective time is provided in the written action.

          Article IV.       DIRECTORS.

          Section 1. Duties and Powers. The Board of Directors shall manage and direct the business and affairs of the corporation. The Directors shall in all cases act as a Board, and, in the transaction of business the act of majority present at a meeting except as otherwise provided by law or the Articles of Incorporation shall be the act of the Board, provided a quorum is present. The Directors may adopt such rules and regulations for the conduct of their meetings and the management of the corporation as they may deem proper, not inconsistent with law or these By-Laws.

          Section 2. Number and Qualifications. The Board of Directors shall consist of not less than one (1) or more than five (5) natural persons. Directors need not be shareholders of the corporation.

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          Section 3. Term of Office. Each Director shall hold office until the next regular meeting of the shareholders and until a successor is elected and has qualified, or until the earlier death, resignation, removal or disqualification of the Director.

          Section 4. Meetings. Subsequent to the adjournment of regular shareholders’ meetings, the Board of Directors shall hold a regular meeting at the principal executive office of the corporation, or at such other time and place as may be designated by the Chief Executive officer or the Board, for the purpose of electing the officers of the corporation and for the transaction of such other business as shall come before the meeting. Such regular meetings of the Board of Directors shall also be known as annual meetings. Other meetings of the Board of Directors may be held at such times and places as are fixed by resolution of the Board or designated by the Chief Executive officer or Chief Financial Officer. No notice of the purpose of regular meetings of the Board shall be required, but reasonable notice of the time and place of such meetings must be given to all Directors.

          Section 5. Special Meetings. Special meetings of the Board of Directors of the corporation may be called by any Director by giving three (3) days’ notice to all Directors of the date, time, place and purpose of the meeting.

          Section 6. Previously Scheduled Meetings. If the day or date, time and place of a Board meeting have been provided in the By-Laws or announced at a previous meeting of the Board, no notice is required. Notice of an adjourned meeting need not be given other than by announcement at the meeting at which adjournment is taken.

          Section 7. Waiver of Notice and Assent to Action. Notice of any meeting of the Board may be waived by any Director before, at or after the meeting in writing or orally. Attendance by a Director at a meeting is a waiver of notice of that meeting, except where the

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Director objects at the beginning of the meeting to the transaction of business because the meeting is not lawfully called or convened and does not participate thereafter in the meeting.

          Section 8. Quorum. The presence of a majority of the Directors shall constitute a quorum for the transaction of business. In the absence of a quorum, a majority of the Directors present may adjourn a meeting of the Board from time to time until a quorum is present. If a quorum is present when a duly called or held Board meeting is convened, the Directors present may continue to transact business until adjournment, even though the withdrawal of a number of Directors originally present leaves less than the proportion or number otherwise required for a quorum.

          Section 9. Absent Directors. A Director may give advance written consent or opposition to a proposal to be acted on at a Board meeting. If the Director is not present at the meeting, consent or opposition to a proposal does not constitute presence for purposes of determining the existence of a quorum, but consent or opposition shall be counted as a vote in favor of or against the proposal and shall be entered in the minutes or other record of action at the meeting, if the proposal acted on at the substantially the same or has substantially the same which the Director has consented or meeting is effect as the proposal to objected.

          Section 10. Voting. At all Directors each Director shall have the number of shares that he may hold. The shall take action by the affirmative vote Directors present at a duly held meeting or Article IV, Section 9 of the By-Laws, except where the affirmative vote of a larger proportion or number is the Articles of Incorporation.

          Section 11. Compensation. The compensation of Directors shall be as fixed from time to time by the Board of Directors.

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          Section 12. Vacancies. Vacancies on the Board of Directors resulting from the death, resignation, removal, or disqualification of a Director may be filled by the affirmative vote of a majority of the remaining Directors, even though less than a quorum. Vacancies on the Board of Directors resulting from newly created directorships may be filled by the affirmative vote of a majority of the Directors serving at the time of the increase.

          Section 13. Removal of Directors. Directors may be removed as provided in Minnesota Statutes, Section 302A.223.

          Section 14. Resignation. A Director may resign at any time by giving written notice to the corporation. The resignation is effective without acceptance when the notice is given to the corporation, unless a later effective time is specified in the notice

          Section 15. Electronic Communications. A conference among Directors by any means of communication through which the Directors may simultaneously hear each other during the conference constitutes a Board meeting, if the same notice is given of the conference as would be required under these By-Laws for a Board meeting, and if the number of Directors participating in the conference would be sufficient to constitute a quorum at a meeting. A Director may participate in a Board meeting at which he is not personally present by any means of communication through which the Director, other Directors so participating, and all Directors physically present at the meeting may simultaneously hear each other during the meeting. Participation in a Board meeting by either of the foregoing means constitutes presence in person at the meeting.

          Section 16. Written Actions. Any action required or permitted to be taken at a Board meeting may be taken by a written action signed collectively, or individually in counterparts, by

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all Directors. Any such written action shall be effective when signed by the required number of Directors indicated above, unless a different effective time is provided in the written action.

          Section 17. Committees. The Board of Directors may from time to time, by resolution, establish committees having the authority of the Board in the management of the business of the corporation to the extent provided in the resolution. Any committee so established shall consist of one (1) or more natural persons who need not be Directors, and shall be subject at all times to the direction and control of the Board of Directors. At any meeting of any such committee the presence of a majority of the members of the committee shall be necessary to constitute a quorum for the transaction of business. Committees of the Board shall take action by the affirmative vote of a majority of committee members present at a duly held meeting, except where the affirmative vote of a larger proportion or number is required by the Board. Any action required or permitted to be taken at a committee meeting may be taken by a written action signed collectively, or individually in counterparts, by all members of such committee. Each committee shall keep a written record of its activities and shall submit such written record to the Board after each meeting. The Board of Directors may not establish a committee pursuant to Minnesota Statutes Section 302A.243.

          Article V.       OFFICERS.

          Section 1 Officers and Qualifications. The officers of the corporation, who shall be one or more natural persons, may consist of a chairman of the Board, a Vice Chairman of the Board, a President, one or more Vice Presidents, a Secretary and a or such other officers as the Board of Directors may from time to time designate, any one of whom shall be designated and be

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the corporation’s Chief Executive officer and any one of whom shall be designated and be the Chief Financial Officer. Any two offices may be held by the same person.

          Section 2. Election. The officers of the corporation shall be elected or appointed periodically by the Board of Directors.

          Section 3. Term of Office. Each officer of the corporation shall hold office until their respective successors are elected and have qualified, or until their earlier death, resignation, or removal.

          Section 4. Removal. Any officer of the corporation may be removed at any time, with or without cause, by the vote of a majority of the Directors present at a Board meeting, subject to the provisions of any shareholder control agreement.

          Section 5. Duties. The Chief Executive Officer of the corporation shall:

a.	Have general active management of the business of the corporation;

b.	When present, preside at all meetings of the Board of Directors and of the shareholders;

c.	See that all orders and resolutions of the Board are carried into effect;

d.	Sign and deliver in the name of the corporation any deeds, mortgages, bonds, contracts or other instruments pertaining to the business of the corporation, except in cases in which the authority to sign and deliver is required by law to be exercised by another person or is expressly delegated by the Articles of Incorporation or By-Laws or by the Board to some other Officer or agent of the corporation;

e.	Maintain records of and, whenever necessary certify all proceedings of the Board and the shareholders; and

f.	Perform other duties prescribed by the Board;

provided, however, that in the event the corporation shall have a Chairman of the Board, the duties set forth in (b) above shall be presumed to have been delegated to such officer by the

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Board, and in the event the corporation shall have a Secretary, the duties set forth in (e) above shall be presumed to have been delegated to such officer by the Board.

          The Chief Financial Officer of the corporation shall:

a.	Keep accurate financial records for the corporation;

b.	Endorse for deposit all notes, checks, and drafts received by the corporation, making proper vouchers therefor;

c.	Deposit all money, drafts, and checks in the name of and to the credit of the corporation in authorized banks and depositories;

d.	Disburse corporate funds and issue checks and drafts in the name of the corporation;

e.	Render to the Chief Executive Officer and the Board, whenever requested, an account of all transactions by the Chief Financial Officer and of the financial condition of the corporation; and

f.	Perform other duties prescribed by the Board or by the Chief Executive Officer;

provided, however, that the Board of Directors may designate another person, either alone or together with the Chief Financial Officer, to perform the duties set forth in (b), (c) and (d) above.

          The Chief Executive Officer and Chief Financial Officer of the corporation shall jointly:

a.	Designate banks or other financial institutions as depositories of the corporation;

b.	Establish accounts therein;

c.	Make credit arrangements and establish borrowing therewith in the name of the corporation for such amounts and upon such terms and conditions as are deemed appropriate;

d.	Execute evidences of indebtedness and, as appropriate, sell, pledge, assign or deliver any property of the corporation as security in connection with the foregoing;

e.	Designate from time to time the authorized signatories in any of the foregoing matters and the individuals authorized to act in connection therewith; and

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f.	Revoke or alter any designations of authorization made pursuant hereto;

provided, however, that the Board of Directors may designate the Chief Executive Officer, the Chief Financial Officer or any other person, either individually or together in any combination, to perform the foregoing duties. The other officers of the corporation shall perform such duties as are from time to time prescribed by the Board of Directors, the Chief Executive Officer, or the Chief Financial Officer.

          Section 6. Vacancies. All vacancies in any office of the corporation may be filled by the Board of Directors.

          Section 7. Compensation. The compensation of all officers of the corporation shall be fixed by the Board of Directors or by such committee or person as the Board may from time to time designate.

          Article VI.       SHARES.

          Section 1. Certificates. The shares of the corporation shall be represented by certificates approved by the Board of Directors and signed by such officer or officers as the Board may designate. Each certificate shall state the name of the corporation, that the corporation is incorporated in Minnesota, the name of the person to whom it is issued, the number and class or series of shares represented thereby, the date of issue, the par value of such shares, if any, and may contain such other provisions as the Board may designate. Whenever shares are issued for consideration which is not fully paid upon issuance, the certificates representing such shares shall bear a legend stating that the consideration therefor has not been fully paid.

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          Section 2. Subscriptions. Subscriptions for shares shall be in writing and paid at such times and in such installments as the Board of Directors may determine. Unless otherwise provided in the subscription agreement, in the event of default of the payment of any installment when due, the Board may proceed to collect the amount due in the same manner as a debt due to the corporation, or declare a forfeiture of the subscription or cancel it in the manner prescribed by statute.

          Section 3. Transfer of Shares. The shares of the corporation records of the corporation on behalf of the registered owner, or his duly authorized attorney, upon surrender of the certificate duly and properly endorsed together with proper evidence of authority to transfer. The corporation shall issue a new certificate for the shares surrendered to entitled thereto.

          Section 4. Return Certificates. All certificates for shares returned to the corporation for transfer shall be marked with the date of cancellation, shall be appropriately recorded.

          Section 5. Lost or Destroyed Certificates. If a certificate is lost or destroyed, another may be issued in its stead such loss or destruction and upon giving such necessary by the Board of Directors to indemnify the corporation against loss therefrom.

          Article VII.       INDEMNIFICATION.

          The corporation shall indemnify, and shall to the extent of reasonably available working capital, make advances of reasonable expenses to each Director and officer of the corporation, whether or not then in office, as prescribed by Minnesota Statutes, Section 302A.521. The corporation shall not indemnify or make advances of expenses to any person who may otherwise be entitled thereto under Section 302A.521, by reason of such person’s status or former status as an agent of the corporation or otherwise. The corporation may purchase and maintain insurance

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on behalf of that person’s official capacity against any liability asserted against and incurred by the person in or arising from that capacity, whether or not the person against the liability hereunder or under the provisions of Section 302A.521. The foregoing right of indemnification and the right to receive advances of expenses shall not be exclusive of other rights to which any Director or officer may be entitled as a matter of law or under any by-law, agreement, vote of shareholders, or otherwise.

          Article VIII.       AMENDMENTS.

          The power to adopt, amend, or repeal the By-Laws of the corporation is vested in the Board of Directors. The power of the Board is subject to the power of the shareholders, exercisable in the manner provided by statute, to adopt, amend, or repeal By-Laws adopted, amended or repeal By-Laws adopted, amended or repealed by the Board. The Board shall not amend or repeal a By-Law fixing a quorum for meetings of shareholders, prescribing procedures for removing Directors or filling vacancies in the Board, or fixing the number of Directors or their classifications, qualifications, or terms of office, but may adopt or amend a By-Law to increase the number of Directors.

          Article IX.       DISTRIBUTIONS.

          The Board of Directors may declare or authorize and the corporation may make distributions to the extent provided by law. Such distributions may, but need not, be in the form of a dividend or a distribution in liquidation, or as consideration for the purchase, redemption or other acquisition of shares of corporation. The Board may at any time set apart out of any funds

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of the corporation available for distribution any reserve or reserves for any proper purpose and may alter or reserve or reserves so established.

          Article X.       FISCAL YEAR.

          The corporation’s fiscal year shall be as from time to time designated by resolution adopted by the Board of Directors.

CERTIFICATION

          The undersigned, the Chief Executive officer of the corporation, hereby certifies that the foregoing By-Laws were adopted pursuant to a Written Action of the Board of Directors effective as of March 20, 1984.

/s/ Patrick J. Dirk
Patrick J. Dirk
Chief Executive Officer

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AMENDMENT TO THE BYLAWS
OF ELTRAX SYSTEMS, INC.
June 26, 1992

          The Bylaws of ELTRAX SYSTEMS, INC. (the “Company”) were amended pursuant to consent resolutions of the Board of Directors of the Company dated June 26, 1992 as follows:

(1) The title of the Bylaws is amended to read as follows: “Restated Bylaws of Eltrax Systems, Inc.”; and

(2) Article III, Section 2 of the Bylaws, entitled “Special Meetings,” is amended in its entirety to read as follows:

ARTICLE III

Section 2. Special Meetings. Special meetings of the shareholders may be called and shall be held as permitted by the Minnesota Business Corporation Act, as amended from time to time. The business transacted at a special meeting shall be limited to the purposes stated in the notice of the meeting.

AMENDMENT TO RESTATED BYLAWS
OF ELTRAX SYSTEMS, INC.
July 10, 1995

Amendment to Article IV, Section 2

The number of members of the Company’s Board of Directors shall be six.

AMENDMENT TO RESTATED BYLAWS
OF ELTRAX SYSTEMS, INC.
May 6, 1993

          RESOLVED: That Article IV, Section 2 of the Amended and Restated Bylaws of the Company be amended to read in its entirety as follows:

          The Board of Directors shall consist of not less then one (1) or more than seven (7) natural persons. Directors need not be shareholders of the corporation.

AMENDMENT TO RESTATED BYLAWS
OF ELTRAX SYSTEMS, INC.
October 29, 1996

The Bylaws of Eltrax Systems, Inc. (the “Company”) were amended pursuant to resolutions duly adopted by the Board of Directors of the Company as of October 29, 1996 as follows:

RESOLVED, that Article IV, Section 2 of the Amended and Restated Bylaws of the Company be amended to read in its entirety as follows:

The Board of Directors shall consist of not less than one (1) nor more than eight (8) natural persons. Directors need not be shareholders of the Corporation.

AMENDMENT TO THE RESTATED BYLAWS
OF ELTRAX SYSTEMS, INC.
March 26, 1999

The Restated Bylaws of Eltrax Systems, Inc. (the “Corporation”) were amended pursuant to resolutions duly adopted by the Board of Directors of the Corporation as of March 26,1999:

RESOLVED, that Article IV, Section 2 of the Amended and Restated Bylaws of the Corporation be amended to read in its entirety as follows:

The Board of Directors shall consist of not less than one (1) nor more than (10) natural persons. Directors need not be shareholders of the Corporation.

AMENDMENT TO THE RESTATED BYLAWS OF
ELTRAX SYSTEMS, INC.
July 27, 2000

          The Restated Bylaws of Eltrax Systems, Inc. (the “Company”) were amended pursuant to resolutions duly adopted by the Board of Directors of the Company as of July 27, 2000, as follows:

RESOLVED, that Article 111, Section 8 of the Company’s Restated Bylaws be amended to read in its entirety as follows:

A shareholder may cast or authorize the casting of a vote by filing a written appointment of a proxy, signed by the shareholder, with an officer of the corporation at or before the meeting at which the appointment is to be effective. In addition, a shareholder may cast or authorize the casting of a vote by a proxy by transmitting to the corporation or the corporation’s duly authorized agent before the meeting, an appointment of a proxy by means of a telegram, cablegram, or any other form of electronic transmission, including telephonic transmission, whether or not accompanied by written instructions of the shareholder. The electronic transmission must set forth or be submitted with information from which it can be determined that the appointment was authorized by the shareholder. If it is determined that a telegram, cablegram, or other electronic transmission is valid, the inspectors of election or, if there are no inspectors, the other persons making that determination shall specify the information upon which they relied to make that determination. A copy, facsimile telecommunication, or other reproduction of the original writing or transmission may be substituted or used in lieu of the original writing or transmission for any purpose for which the original writing or transmission could be used, provided that the copy, facsimile telecommunication, or other reproduction is a complete and legible reproduction of the entire original writing or transmission. The appointment of a proxy is valid for 11 months, unless a longer period is expressly provided in the appointment. No appointment is irrevocable unless the appointment is coupled with an interest in the shares or in the corporation.

AMENDMENT TO RESTATED BYLAWS
OF VERSO TECHNOLOGIES, INC.
November 16, 2001

          The Restated Bylaws of Verso Technologies, Inc. (the “Company”) were amended pursuant to resolutions duly adopted by the Board of Directors of the Company as of November 16, 2001, as follows:

          NOW, THEREFORE, BE IT RESOLVED, that the Bylaws be amended as of the Effective Time [November 16, 2001] by deleting Article IV, Section 3 in its entirety and substituting the following in lieu thereof:

Section 3. TERM OF OFFICE. Each Director shall hold office until the next regular meeting of the shareholders and until a successor is elected and has qualified, or until the earlier death, resignation, removal or disqualification of the Director. Notwithstanding the foregoing, until and continuing through the 2004 annual meeting of shareholders of the corporation, any vacancy on the Board of Directors arising as a result of the death, resignation or removal of a Telemate Director (hereinafter defined) and any nominee selected to fill a Director position occupied by a Telemate Director shall be nominated on behalf of the Board of Directors, filled or selected by a majority vote of the remaining Telemate Directors and approved by the Board of Directors of the corporation, which approval shall not be unreasonably withheld. For purposes of this Section 3, a “Telemate Director” shall mean a Director who was added to the Board of Directors of the corporation pursuant to Section 6.12 of that certain Agreement and Plan of Merger dated May 4, 2001, as amended by the First Amendment thereto dated June 1, 2001, by and among the corporation, Telemate.Net Software, Inc., and Titan Acquiring Sub, Inc., a wholly-owned subsidiary of the corporation.

          FURTHER RESOLVED, the Board hereby increases the actual number of persons on the Board from eight to ten;

VERSO TECHNOLOGIES, INC.
AMENDMENT TO BYLAWS
ADOPTED BY THE BOARD OF DIRECTORS
NOVEMBER 3, 2004

          The Restated Bylaws, as amended (the “By-Laws”), of Verso Technologies, Inc. (the “Corporation”) were amended pursuant to resolutions duly adopted by the Board of Directors of the Corporation as of November 3, 2004, as follows:

          NOW, THEREFORE, BE IT RESOLVED THAT the By-Laws be amended as of the date hereof by inserting the following Sections 10 and 11 to Article III of such By-Laws:

          “Section 10. Shareholder Nominations of Directors. Only persons who are nominated in accordance with the following procedures shall be eligible for election as directors at any annual or special meeting. Nominations of persons for election as directors may be made by or at the direction of the board of directors (including through a committee delegated with such function) or by any shareholder entitled to vote for the election of directors at the meeting who complies with the notice procedures set forth in this section. Such nominations, other than those made by or at the direction of the board of directors, shall be made pursuant to timely notice in writing to the chairman of the board, if any, the president or the secretary. To be timely, a shareholder’s notice in respect of any annual or special meeting subsequent to the 2004 Annual Meeting of Shareholders must be delivered to or mailed and received at the principal executive offices of the Corporation: (a) in the case of an annual meeting, the earlier of (i) not less than 90 days nor more than 120 days prior to the anniversary date of the prior year’s annual meeting; provided, however, that this subsection (i) shall not apply if (1) there was no annual meeting in the prior year or (2) the date of the current year’s annual meeting is more than 30 days from the anniversary date of the prior year’s annual meeting; and (ii) 60 days prior to the annual meeting; provided, however, that (except as to an annual meeting held on the date specified in these by-laws, such date not having been changed since the last annual meeting) if less than 65 days’ notice or prior public disclosure of the date of the meeting is given or made to shareholders, notice by the shareholder to be timely must be so received not later than the close of business on the 15th day following the day on which such notice of the date of the meeting was deposited in the United States mail or sent by electronic transmission or such public disclosure was made; and (b) in the case of a special meeting of shareholders called for the purpose of electing directors, not later than 60 days prior to the date of such special meeting; provided, however, that if less than 65 days’ notice or prior public disclosure of the date of such special meeting is given or made to shareholders, notice by the shareholder to be timely must be so received not later than the close of business on the 15th day following the day on which such notice of the date of such special meeting was deposited in the United States mail or sent by electronic transmission or such public disclosure was made. With respect to the 2004 Annual Meeting of Shareholders only, a shareholder’s notice in respect thereof, to be timely, must be delivered to or mailed and received at the principal executive offices of the Corporation not later than the close of business on the tenth day prior to (and not including) the day of such Annual Meeting. Such shareholder’s notice shall set forth (a) as to each person whom the shareholder proposes to nominate for election or re-election as a director: (i) the name, age, business address and residence address of the person, (ii) the principal occupation or employment of the person, (iii) the class and number of             shares of capital stock of the Corporation which are beneficially owned by the person and (iv) any other information relating to the person that is required to be disclosed in solicitations for proxies for election of directors pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended, or any successor regulation thereto; and (b) as to the shareholder giving the notice: (i) the name and record address of such shareholder and (ii) the class and number of             shares of capital stock of the Corporation which are beneficially owned by such shareholder. No person shall be eligible for election as a director at any annual or special meeting of shareholders unless nominated in accordance with the procedures set forth herein.

          The chairman of the meeting shall, if the facts warrant, determine that a nomination was not made in accordance with the foregoing procedures, and, if the chairman should so determine, the chairman shall so declare to the meeting and the defective nomination shall be disregarded.

          Section 11. Advance Notice of Shareholder-Proposed Business at Annual Meetings. At an annual meeting of the shareholders, only such business shall be conducted as shall have been properly brought before the meeting. To be brought properly before an annual meeting, business must be specified in the notice with respect to such meeting contemplated by Section 3 of this Article III (or any supplement thereto) or otherwise properly brought before the meeting by or at the direction of the board of directors. In addition to any other applicable requirements, for business to be brought properly before an annual meeting by a shareholder, the shareholder must comply with the requirements of Rule 14a-8 under the Securities Exchange Act of 1934, as amended, or any successor rule thereto, and, pursuant to such rule, have had such business included in the notice with respect to such meeting.

     Notwithstanding anything in these by-laws to the contrary, no business shall be conducted at the annual meeting except in accordance with the procedures set forth in this section; provided, however, that nothing in this section shall be deemed to preclude discussion by any shareholder of any business properly brought before the annual meeting in accordance with said procedure.

     The chairman of an annual meeting shall, if the facts warrant, determine that business was not properly brought before the meeting in accordance with the provisions of this section, and if the chairman should so determine, the chairman shall so declare to the meeting and any such business not properly brought before the meeting shall not be transacted.”

EXHIBIT 99.1

[VERSO TECHNOLOGIES LOGO]

VERSO APPOINTS INDUSTRY VETERAN AS NEW PRESIDENT AND CHIEF OPERATING OFFICER

ATLANTA — (NOVEMBER 4, 2004) — Verso Technologies, Inc. (Nasdaq: VRSO), an integrated communications solutions company, today announced that Lewis Jaffe has joined the company as President and Chief Operating Officer.

As a member of the executive management team, Jaffe will be responsible for the company’s day to day operations, including sales.

With over twenty years of experience, Jaffe has led the growth and/or successful turnaround of more than twenty companies as an executive or as a managing director at Arthur Andersen’s New England Corporate Finance Practice. He has managed companies in various industries, but has particular experience in telecommunications services and applications.

In 2000, Jaffe was appointed the President and Chief Operating Officer of PictureTel Corporation, a Nasdaq-listed company with over $500 million in sales. He engineered the turnaround of the company, which at the time of his appointment, was losing over $200 million annually. In two years, he returned the company to profitability through the introduction of new technologies, streamlined business processes and improved customer relations, resulting in growth in the customer base. The company was eventually sold to Polycom, with an increase in shareholder value of over 300%, over his two year tenure, which was during the economic downturn. He spent time after the acquisition to ensure the successful integration of the two companies.

Jaffe is also on the board of directors of two publicly traded companies: ACT Teleconferencing, Incorporated (Nasdaq: ACTT) and Benihana, Inc. (Nasdaq: BNHN).

“First of all, I would like to thank our board member Gary Heck for his hard work and commitment as our interim President and Chief Operating Officer over the past nine months,” said Steve Odom, Chairman and Chief Executive Officer of Verso. “Gary created and implemented our new employee performance management program and other programs which are beginning to produce a higher level of performance and professionalism throughout the company as we work to increase our revenues. Gary will remain on our board of directors.”

“We are happy to have found someone with the background and experience of Lew Jaffe,” Odom continued. “Lew was introduced and highly recommended to me by members of the financial community who have seen his work at other companies. Over the past several weeks, I have spent a great deal of time getting to know Lew and found that we work extremely well together. His knowledge of our industry and proven management strength in operations, marketing and sales, along with a process based philosophy makes Lew an outstanding addition to our executive team.”

“I am extremely happy to be working with Steve and the Verso team,” said Jaffe. “After doing extensive due diligence on Verso’s technology and its people, I strongly believe in the vision of the company, its technical foundation, its end-to-end solutions strategy, and understand why people here are so excited about the company’s future. I look forward to helping to make the company a leader in the space.”

In connection with Jaffe’s appointment and as an inducement for him to serve as the company’s President and Chief Operating Officer, the company’s independent compensation committee approved granting him ten year non-qualified options to purchase 1,000,000 shares of the company’s common stock, of which 500,000 options have an exercise price of $.53 per share (the closing price on November 2, 2004), 250,000 options have an exercise price of $.75 per share, and 250,000 options have an exercise price of $1.25 per share. The options will vest over four years.

ABOUT VERSO TECHNOLOGIES

Verso is a leading provider of next generation communication solutions for carriers and enterprises that want to lower their communication infrastructure costs and enhance service capabilities without sacrificing reliability, scalability and quality of service. With an extensive solutions portfolio that extends from the core to the edge of a network, Verso enables customers to leverage legacy technology investments towards converged networks that are faster and more cost-effective to deploy and easier and more flexible to manage. Verso solutions are currently deployed in thousands of customer networks in over 130 countries around the world. For more information, contact Verso at www.verso.com or call (678) 589-3500.

FORWARD LOOKING STATEMENTS

Certain statements contained in this release that are not statements of historical facts are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. The words — “believe”, “expect”, “anticipate”, “intend”, “will”, and similar expressions are examples of words that identify forward-looking statements. Forward-looking statements include, without limitation, statements regarding our future financial position, timing of future orders, business strategy and expected cost savings. These forward-looking statements are based on our current beliefs, as well as assumptions we have made based upon information currently available to us. These forward-looking statements may be affected by the risks and uncertainties in our business and are qualified in their entirety by the cautionary statements and risk factor disclosure contained in our filings with the Securities and Exchange Commission, including our annual report on Form 10-K for the year ended December 31, 2003. We do not assume, and expressly disclaim, any obligation to update these forward-looking statements.

INVESTOR CONTACT:
Monish Bahl
Director of Investor Relations
Verso Technologies, Inc.
(678) 589-3579
Monish.Bahl@verso.com

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported):November 10, 2004 (November 9, 2004)

Verso Technologies, Inc.

(Exact Name of Registrant as Specified in Charter)

Minnesota	0-22190	41-1484525

(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

400 Galleria Parkway, Suite 300, Atlanta, Georgia	30339

(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (678) 589-3500

(Former Name or Former Address, if Changed Since Last Report)

     Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

     ☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

     ☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

     ☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

     ☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02 Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers

     Effective November 9, 2004, the Board of Directors (the “Board”) of Verso Technologies, Inc., a Minnesota corporation (the “Company”), elected Dr. James A. Verbrugge to serve as a director of the Company until his successor is elected and qualified or until his earlier death, resignation or removal as a director, filling the vacancy on the Board created by the resignation of James M. Logsdon from the Board in February 2004. Dr. Verbrugge has agreed to so serve.

     There are no family relationships between Dr. Verbrugge and any director or officer of the Company. No arrangement or understanding exists between Dr. Verbrugge and any other person pursuant to which Dr. Verbrugge was elected to serve as a director of the Company.

Item 9.01 Financial Statements and Exhibits.

     (a) – (b)     Financial Statements and Pro Forma Financial Information. None.

     (c)     Exhibits.

99.1	Press release dated November 10, 2004.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned thereunto duly authorized.

VERSO TECHNOLOGIES, INC.
	By:	/s/ Juliet M. Reising
Juliet M. Reising, Chief Financial Officer
Dated: November 10, 2004		and Executive Vice President

EXHIBIT INDEX

99.1	Press Release dated November 10, 2004.

Exhibit 99.1

Verso Appoints Dr. James Verbrugge to Board of Directors

ATLANTA — (November 10, 2004) — Verso Technologies, Inc. (Nasdaq: VRSO), an integrated communications solutions company, today announced that Dr. James A. Verbrugge has joined its board of directors, effective November 9, 2004.

Dr. Verbrugge is Emeritus Professor of Finance in the Terry College of Business at the University of Georgia. His previous appointments include Chairman of the Department of Banking and Finance at Terry College, and visiting professor at the University of Virginia, where he held the Virginia Bankers Association Chair of Banking.

In addition to his academic career, Dr. Verbrugge has served on a number of public company boards, including companies involved in banking, internet banking software, textiles, health care, real estate, and decision support systems. He is currently a member of the board of directors of eResources Capital Group, Inc. and Crown Crafts, Inc. He will also become a director of Tri-S Security Corporation upon completion of its planned initial public offering. Dr. Verbrugge also serves on the boards of two private companies.

Dr. Verbrugge received his Ph.D. and M.A. from the University of Kentucky and his A.B. from Calvin College.

“Dr. Verbrugge brings our board a wealth of experience in finance, corporate governance, and technology and growth company management,” commented Steve Odom, Verso’s Chairman and Chief Executive Officer. “We look forward to the contributions he will make to Verso as we drive our revenue growth and focus our business.”

About Verso Technologies

Verso is a leading provider of next generation communication solutions for carriers and enterprises that want to lower their communication infrastructure costs and enhance service capabilities without sacrificing reliability, scalability and quality of service. With an extensive solutions portfolio that extends from the core to the edge of a network, Verso enables customers to leverage legacy technology investments towards converged networks that are faster and more cost-effective to deploy and easier and more flexible to manage. Verso solutions are currently deployed in thousands of customer networks in over 120 countries. For more information, contact Verso at www.verso.com or call (678) 589-3500.

Forward Looking Statements

Certain statements contained in this release that are not statements of historical facts are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. The words — “believe”, “expect”, “anticipate”, “intend”, “will”, and similar expressions are examples of words that identify forward-looking statements. Forward-looking statements include, without limitation, statements regarding our future financial position, timing of future orders, business strategy and expected cost savings. These forward-looking statements are based on our current beliefs, as well as assumptions we have made based upon information currently available to us. These forward-looking statements may be affected by the risks and uncertainties in our business and are qualified in their entirety by the cautionary statements and risk factor disclosure contained in our filings with the Securities and Exchange Commission, including our annual report on Form 10-K for the year ended December 31, 2003. We do not assume, and expressly disclaim, any obligation to update these forward-looking statements.

Investor Contact:

Monish Bahl
Director of Investor Relations
Verso Technologies, Inc.
(678) 589-3579
Monish.Bahl@verso.com